UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION

                        Washington, D.C. 20549
                         -------------------


                              FORM 10-SB/A

                           (Amendment No. 1)


               GENERAL FORM FOR REGISTRATION OF SECURITIES

                       OF SMALL BUSINESS ISSUERS

  Under Section 12(b) or (g) of the Securities Exchange Act of 1934



                             BIOKEY ID INC.
             --------------------------------------------
            (Name of Small Business Issuer in its Charter)


          FLORIDA                             98-0159665
  ------------------------------------------------------------
 (State or other jurisdiction of            (I.R.S. Employer
  incorporation or organization)          Identification No.)


                         Arcade at Royal Palm 1
                       950 South Pine Island Road
                            Suite 150A-106
                         Plantation, FL  33324
                         ---------------------

                 (Address of principal executive offices)

          Issuer's telephone number:  (954) 727-8393
                                      --------------

Securities to be registered under Section 12(b) of the Act:

                                             Name of Each Exchange on which
Title  of Each Class to be so Registered     Each Class  is to be Registered
----------------------------------------     -------------------------------
          None                                          None

         Securities to be registered under Section 12(g) of the Act

                               COMMON STOCK
                             (Title of Class)

                              TABLE OF CONTENTS



                                                                     PAGE
PART I

Item 1.   Description of Business . . . . . . . . . . . . . . . . .  3

Item 2.   Management's Discussion and Analysis  . . . . . . . . . .  33

Item 3.   Description of Property . . . . . . . . . . . . . . . . .  35

Item 4.   Security Ownership of Certain Beneficial Owners and
          Management     . . . . . . . .. . . . . . . . . . . . . .  36

Item 5.   Directors and Executive Officers, Promoters and Control
          Persons    . . . . . . . . . .  . . . . . . . . . . . . .  36

Item 6.   Executive Compensation  . . . . . . . . . . . . . . . . .  41

Item 7.   Certain Relationships and Related Transactions  . . . . .  41

Item 8.   Description of Securities  . .  . . . . . . . . . . . . .  42



PART II

Item 1.   Market for Common Equity and Related Stockholder Matters.  46

Item 2.   Legal Proceedings   . . . . . . . . . . . . . . . . . . .  47

Item 3.   Changes in and Disagreements with Accountants . . . . . .  47

Item 4.   Recent Sales of Unregistered Securities   . . . . . . . .  47

Item 5.   Indemnification of Directors and Officers . . . . . . . .  47


PART F/S
          Financial Statements. . . . . . . . . . . . . . . . . . . F-1 - F-30


PART III

Item 1.   Index of Exhibits . . . . . . . . . . . . . . . . . . . .  50

ITEM 1.   DESCRIPTION OF BUSINESS

Brief Background

BioKey Identification Inc., a Florida corporation (hereafter referred to as BioKey ID or the "Company") was incorporated on March 29, 1996, as Power Market Inc. Power Market Inc. was originally formed for the purpose of marketing and manufacturing a patented infinite ratio bicycle gear. The project was discontinued and the Company remained dormant until September 18, 2001, when the Articles of Incorporation were amended to the name
Demco Industries, Inc.   Demco Industries Inc. was in the
development stage of the environmental management business.
Demco Industries' business activity was limited to organizational matters for advertising its services to bid on demolition contracts provided particularly by the Government. This business, however, was also discontinued, and on August 5, 2004, the Company changed its name to BioKey ID Inc. Termination of the previous intended businesses incurred no cost to the Company.

Our History

BioKey ID applies its software solution development and document security integration to address the needs of the secure document industry. On August 9, 2004, BioKey ID was transferred the rights of technology that allows access to proprietary solutions. Having the exclusive rights from 008BK Sign Inc., a private Florida corporation, to commercially exploit, worldwide and indefinitely, its biometric technology, BioKey ID is poised to address the document security needs of governments, institutions and corporations. A registration statement was filed with the Securities and Exchange Commission on June 17, 2003, while the Company engaged in the demolition business. The demolition business has since been discontinued, and the Company has been reorganized to pursue the development and dissemination of proprietary software for document security.

BioKey ID Inc., a wholly-owned subsidiary, became publicly owned on June 19, 1996, with the "spin-off" of 2,000,000 of its common stock to the shareholders of record of its parent company NatQuote Financial Inc. NatQuote Financial Inc., formerly National Quotes Inc. a publicly traded company in Toronto, Canada, traded OTC Bulletin Board in 1995. National Quotes Inc. moved to Florida and concurrently changed its name to NatQuote Financial Inc. on April 22, 1996. At the time of the spin-off, NatQuote Financial Inc. was not registered under the Securities Exchange Act of 1934 as amended as less than thirty-five (35) Americans held shares in the Company. Manufacture of the infinite ratio bicycle gear, the original intended business, was to be separate from the operations of the former National Quotes Inc. Shares are pro-rated one (1) common share of BioKey ID for each thirty (30) common shares of NatQuote Financial Inc. This transaction was organized under its predecessor, Power Market Inc., which became dormant following termination of the original intended business.

On the same date, June 19, 1996, 3,000,000 common shares were issued to Paul Hines, former President and CEO of our Company, in consideration for business development services. As sole officer and director, Paul Hines issued notice to the Company of a transfer of 3,000,000 common shares to Dr. Abraham Adizes on August 10, 2004. As the Company reorganized for the new business of secure document solutions, the 3,000,000 common shares were transferred to Dr. Adizes, Founder, newly appointed President and

CEO of our Company, and architect of the biometric technology and its software application. All shares transferred to Dr. Adizes were in consideration for his expertise in operating, maintaining, enhancing and developing the proprietary software obtained by our Company. With reference to NatQuote Financial Inc., the parent company, the aggregate 5,000,000 shares of common stock issued were held by its shareholders for a period greater than two years. No market for our stock has ever been developed and no application for trading in our Company's securities has ever been initiated.

Further, on June 19, 1996, 12,950,000 shares of non-participating, voting preference stock were issued to Ship Island Investments, controlling shareholder of NatQuote Financial, to be converted to common stock at the direction of the Board of Directors. On August 10, 2004, this preference stock issuance was cancelled and shares were returned to treasury. On the same date, 15,000,000 shares of non-participating, performance, voting preference stock were issued to Dr. Adizes to be converted to common stock. The formula for conversion was determined by the Board of Directors based on specific performance of our Company's future sales. Further details of the conversion can be found under Description of Securities, Item 8.

Plan Of Operation

Our Company will employ and distribute its technology by way of contracting to governments and commercial operations and through licensing regional offices and organizations around the world. Licensing to regional operations will provide a primary vehicle for marketing our products and services. Licensing includes ongoing delivery of expertise and training to the various centers worldwide. Our technology and software will allow for distribution of products and services in the following manner:

  A.   Licensing Agreements
  Our Company's technology can be added to other document security systems in the market today and will provide a competitive advantage for system integrators.

  B.   Consulting Services
  Our Company along with licensed organizations will be able to offer consulting services to other document security companies and system integrators to provide expertise and project management's ability to implement secure document workflows. Many government agencies need to review and analyze their present procedures and systems before they move forward with new implementations.

  C.   Joint Marketing/Outsourcing Agreements
  Many document security and system integration companies do not always have the complete solution for each project. These companies often outsource part of the project when they do not have the expertise in-house and become the project manager. EDS, IBM Global Services, Unisys, Perrot Systems and others are examples of such companies.

  D.   Turn Key Solutions And Recurring Revenue Streams
  In addition, our Company as well as licensed operations can provide turnkey solutions whereby a customer can pay for the complete system and a yearly maintenance through a recurring transaction fee.

Our vision is to become a leading supplier of secure biometric enabled document solutions for variable high-end digital document workflows. We seek to bring together encrypted biometric information with secure printed and electronic documents through the development and implementation of our Security Document Issuing System (SDIS) solution.

Distribution

The business of our Company often requires that an operation or organization be established in each jurisdiction where our technology is utilized. This is to ensure that negotiations with governments, banks or other high security institutions remain regional and confidential. Because of national security issues and imposed prohibitions of disclosure, specific types of information and security protocols can never be disclosed to the general public. In this regard, BioKey ID allows licensing of our technology to various institutions and projects around the world.

BioKey ID has issued licenses to Varigraphics Inc. and Secugraphics Inc. Secugraphics Inc. and Varigraphics Inc. maintain offices in the United States and are presently delivering secure document solutions through consulting agreements and joint ventures. Thus far, our technology has enabled Secugraphics Inc., for example, to:

1. Develop strategic partnerships with system integrators such as: KSIGN, TrekLogic Technologies Inc. and other potential partners in North America and other countries worldwide;

2. Develop relationships with other major secure document providers such as; Canadian Bank Note, De La Rue, and others;

Secugraphics Inc. is in collaborative discussions with marketing
and technology companies such as   Biometric Security Quantum
Inc. (BSQ), KSIGN Co. Ltd., Ultra-Scan Corporation and Applied Optical Technologies Inc. (OpSec). BSQ is a marketing company that has contacts in projects in the United Kingdom, the Middle East and Canada. Two of the major projects in discussion with BSQ, is the Transportation Security Pilot Project (U.K.) worth U.S. $3 million and the Qatar National Passport Issuing System worth U.S. $20 million. BioKey ID is assisting to provide the technical and implementation expertise on these projects.

BSQ is comprised of Tony Baldry Esq. MP House of Commons U.K.,
Professor Nabil Ayad, Diplomatic Academy of London (DAL) and Dr.
Gordon Smith, Director of the Centre for Global Studies Canada
(CFGS).

KSIGN Co. Ltd. (KSIGN) is a company that specializes in protecting individual's private information safely in the cyber world. The company is a leader in PKI-enabled solutions in Korea and is expanding into the North American market presently. Our Company assists in the co-development with KSIGN regarding integration of their PKI and WPKI technology and our SDIS system.

Ultra-Scan Corporation is a pioneer in the development of high-accuracy ultrasonic fingerprint identification technology. The company holds an extensive portfolio of patents on its techniques using ultrasonics for automatic fingerprint identification. Ultra-Scan develops and licenses its unique technology to companies, organizations, and government agencies around the world. Our

Company has already integrated Ultra-Scan's Automatic Fingerprint
Identification System (AFIS) with our SDIS and BioKey solutions.

Applied Optical Technologies Inc. (OpSec) is one of the world's leading providers of security authentication solutions. A producer of anti-counterfeiting and tracking technologies, they offer a range of technology solutions and services, which is unparalleled in the industry. Operating worldwide, Opsec offers its customers sales, service, and support in more than 30 countries, and integrated design and production facilities in North America and Europe. Dr. Adizes worked with OpSec on the Mexican National Voters Registration Card project in 2002 and the Advantage 1 Step Passport and Visa issuing system integrated with SDIS. He developed the Advantage Vector One System software solution and continues to work with OpSec on the Philippines Passport and Visa Program.

Additionally, Secugraphics Inc. is expanding its list of security document projects, all of which the company aims to begin within the next six months. To this end, in joint-venture with Biometric Security Quantum Inc. (BSQ), they are finalizing plans to execute contracts with:

  1.   Department of Transport - U.K.
  2.   Qatar National Passport System
  3.   Ministry of Transport - Canada
  4.   Asian Olympic Games Project 2006
  5.   Revision of United Arab Emirates National ID Cards Project.

Secugraphics Inc. has succeeded in the bid on a contract to provide security documents for the Philippines Passport and Visa Program. The contract will be fulfilled through a joint-venture arrangement with a local Philippine company. Potential prospects with the United States Transportation Security Agency in their Border Security and Frequent Flyer Programs are pending.

The Industry, Its Challenges And Opportunities

In the early days of security documents (the "First Generation"), the printing industry had to produce secure documents through a long pre-press and printing process. To produce such documents companies had to develop a secure design and have a secure pre-press process that was licensed by governments. In the early 1980s, the first wave of computerization struck the graphic arts industry with the arrival of the first Apple and IBM PCs and early desktop publishing software, creating turmoil in a very traditional industry. A number of trades (typesetter, proof reader) virtually disappeared, while new ones (computer graphic artist, electronic retoucher) were created. The continued development of digital technologies has spawned multimedia, the information highway and e-Commerce, and has resulted in an industry where today, virtually all of the content is created and manipulated electronically.

This new technology has allowed security documents to reach a "Second Generation" of digital security documents. This Second Generation allows for variable security design and variable security digital printing with encryption methods. However, a persistent problem for governments and security agencies is that the same PC technology and software used in the secure printing industry is available to the general public. Everyone has heard of people copying money on new inexpensive color printers and it costs governments millions of dollars to keep ahead of counterfeit rings by adding new security features to paper money.

Now in the pre-production phase is the "Third Generation" of secure documents, offering the ultimate in digital security documents. These new documents (electronic and paper) will be produced with biometric identification and Public Key
Infrastructure (PKI).

Recent world events have provided a major opportunity for BioKey ID's biometric-enabled technology, since governments and institutions need to provide better tamper-proof secure documents in both forms, printed and electronic. Our Company has recognized the pressing need for tamper-proof documents and adapted its operations to address this market over the next 10 years. Through licensing leading providers of secure solutions, our Company plans to provide its leading edge technology to these market segments around the world.

Industry Overview

The document security industry supplies a vast and omnipresent market due to its obvious importance as well as new unilateral security regulations established around the world. The secure transaction products and services industry is a multi-billion dollar global business. Counterfeiting of products and documents (currency, passports and visas) is one of the fastest-growing problems in today's global economy.

The tragic events of 9/11 have served to heighten security consciousness on a global scale to unprecedented levels. Focus on security at all levels, from access security in schools, universities and corporations; through to forgery of driver's licenses, counterfeiting of visas and alteration of stolen documents is now recognized as a very real and a serious threat to the civilized world. It is into this world of intense security awareness that BioKey ID launches its proven security products and services. Examples of increased focus on security include:

*  USA establishes Office of Homeland Security (budget $28
   billion - of which $11 billion alone is allocated for
   passports and visas using biometric technology for improved border security)
*  Canadian budget allocates $7.7 billion to security
*  Canada plans to spend additional $5 to $7 billion on biometric national ID card
*  Worldwide emphasis on biometrics is becoming a critical element of ID cards
*  US states move to digital drivers' licenses to increase
   security and   reduce counterfeiting
* Increased security measures for airport documents and passenger handling
* Forgery and altering of identity documents pose a growing threat to governments, corporations, organizations and other issuers.
* The use of forged identity documents is a primary means for terrorists and criminals to move across national borders. (Estimates show that over 30% of travel documents are counterfeited[1])

-----------------------------------
[1] Counterfeit Intelligence Bureau

*  Forgery and counterfeiting of drivers' licenses is on the increase.
*  Voter ID fraud can wreak havoc on national elections.
* Tampering with documents and alteration of data poses a threat to law enforcement efforts.
* It is estimated that 5-7% of all world trade is now in counterfeit goods - about $250 billion per year.[2]

As identification cards are becoming more and more sophisticated, additional information must be processed. For example, a person's picture consists of a great deal of variable data and technology now exists to implant biometric security solutions that include encrypted fingerprints, retinal scan and voice recognition. BioKey ID can further implant the most advanced security technology available to prevent forgeries. Given the tragic events of September 2001, governments are moving towards higher levels of security and our Company's technology is, thus far, the most efficient solution to current processing challenges.

Dr. Adizes assisted Unisys and OpSec Security Technologies ("OpSec") to streamline the processing of a secure voter registration card for the Mexican government. Under the terms of that contract, Unisys had to supply 18 million cards within 18 months. The second contract will be for 70 million cards over the next five years. Unisys, utilizing two Indigo printing presses, 122 employees and conventional technology, cannot currently meet the production volume specifications and has been losing money on each card produced.

Dr. Adizes has assessed the situation and concluded that the existing equipment upgraded with BioKey ID's technology would have excess capacity and the software would enable Unisys to meet the production specifications. Further, the upgrade would reduce labour costs and material wastage. Working with Secugraphics Inc., our Company has offered to install our software on these existing machines. Other options being considered include the take-over of the production and charge to Unisys a unit production price or simply a percentage of cost reductions. Unisys has yet to decide on which direction it will take to complete the project.

Market Growth

Over a 10-year period, 30% of a typical Western country's population will travel and possess a passport. Furthermore, 70% of a population reissues its driver's license at least once every 5 years. Another 70% registers for IDs each 10 years (children do not require identification). An astounding 100% in most countries require medical cards (health insurance cards). Since September 2001, every nation has had to or will reissue its documents to meet a number of new world standards. The future for the security industry is extremely positive. Current concerns are over the accuracy and precision of documents produced in high volumes.
Our Company has the capability of delivering the highest standards of security while ensuring the impossibility of encrypting or defrauding any biometric data.

The following market projections are estimates of the total market that licensees of BioKey ID's technology would address.

-------------------------------
[2] P.W. Pfefferly

Potential Markets and Size

The major potential markets that the technology addresses are:

  *    Document Security
  *    Variable Printing

The security market includes various ID cards with embedded security features issued by various governments, agencies and commercial enterprises.

The variable printing market is primarily direct mail advertising directed to consumers and where individualized data customizes each print item for a specific consumer.

Document Security Markets
The target audiences are those companies that provide secure documents to both private corporations and the public sector, including all levels of government and institutions.

Today, governments and public institutions have a growing need to provide better and more efficient services while minimizing costs. In addition, both are acutely aware of the cost of the fraudulent use of health care and social programs.

For institutions and governments of all levels, employing a cost-effective solution that delivers comprehensive services while minimizing or eliminating fraud is today a primary objective. The ability to provide encrypted information that is specific to the individual and readable by sophisticated machine technology allows these organizations to provide comprehensive services while minimizing implementation and fraud protection costs.

The security market includes various documents, which require embedded security features. These include ID cards, passports, health cards, etc. The following identifies the two different market segments divided by type of security document (there are others but our research concentrates on addressing these opportunities first).

Government Security Documents:

  *    National ID card
  *    Driver's license
  *    Health card
  *    Passport
  *    Travel document

  1.   National Identification Card
       ----------------------------
Identifying individuals for security has become a major
issue since the     9/11 attack. The United States and most
countries in the world   acknowledge the need for every person
to have an identification card.    The state of the practice
of most ID cards is to have at least a laminated photograph of the individual and a signature.

Future ID cards will contain more security features such as micro-printing of the individuals' name around the photograph to prevent lifting the photograph and replacing it with a forged one. Embedding variable multiple layers
(up to 64) with security techniques prohibits duplication even by high-resolution scanners. A barcode can contain data on the individual. Biometric data can be added so that it can be scanned at an entry portal to validate the
individual. There are many    techniques that can be used to
improve the security of validating an   individual.

Presently, the United States does not have a national ID card. The current thinking in Washington and at various security agencies is that the United States will have one within 2-3 years. The anti-terrorism initiatives around the world are promoting the implementation of national ID cards with biometric data for all countries with the main focus on the United States and the European Union.

These projections on national ID cards are based upon the populations of countries and their need for security. The following table shows population projections for different continents and a projected percentage of individuals that will have national ID cards[3]:



              Year 2002              Year 2004                 Year 2006
----------------------------------------------------------------------------------------------------------

Continent     Population       Population  % Cards     ID Cards       Population  % Cards       ID Cards
----------------------------------------------------------------------------------------------------------
North
America       317,140,000     320,311,400    70%      224,217,980    323,514,514    90%        291,163,063
----------------------------------------------------------------------------------------------------------
Latin
America-
Caribbean     523,152,000     527,337,216    50%      263,668,608    531,555,914    70%        372,089,140
----------------------------------------------------------------------------------------------------------
Oceania        31,124,000      31,248,496    10%        3,124,850     31,373,490    50%         15,686,745
----------------------------------------------------------------------------------------------------------
Europe        732,089,000     737,213,623    70%      516,049,536    742,374,118    90%        668,136,707
----------------------------------------------------------------------------------------------------------
Asia        3,800,520,000   3,933,538,200    60%    2,360,122,920  4,071,212,037    80%      3,256,969,630
----------------------------------------------------------------------------------------------------------
Africa        821,790,000     850,552,650    10%       85,055,265    880,321,993    30%        264,096,598
----------------------------------------------------------------------------------------------------------
Total       6,225,815,000   6,400,201,585           3,452,239,159  6,580,352,066             4,868,141,883
----------------------------------------------------------------------------------------------------------


--------------------------------

[3] Evaluation of Technology by Dennis Heaton of Technology Integration, August 2002, for National Center for Manufacturing and Science.

It is projected that by the year 2006, most countries that
will implement a national ID program will have completed its
adoption. In   2003 to 2004, countries will begin implementing
their national ID   programs. By the end of 2004, almost 3.5
billion cards will have been  issued. By the end of 2006, another
1.4 billion cards will have been   issued. It is anticipated that
new cards will be issued at least every 5 years.


  2.   Driver's License
       ----------------
Countries issue a driver's license to operate a motor
vehicle in their    country. Often this same driver's license is
also used to verify a person's identity. It is anticipated that driver's licenses will continue to be issued to operate a motor vehicle but that a national ID will also be issued. The same security features used in national ID cards will probably be implemented in driver's licenses.

There are over 350 million vehicles in operation in the world today. There are approximately 1.5 licensed drivers per motor vehicle, totaling approximately 525 million licenses internationally.


  3.   Health Card
       -----------
Healthcare is undergoing dramatic change as it shifts to e-based business. Among the factors driving this transformation are pressures to cut costs by moving from paper-based to electronic processes and a growing demand among healthcare organizations (HCOs) for more immediate access to patient records so they can provide a higher quality of care.
To preserve their confidentiality, patient records and other sensitive healthcare information converted to electronic form will need to be secure. To that end, emerging Health Insurance Portability and Accountability Act (HIPAA) regulations in the United States will require healthcare organizations, physicians' groups, insurance companies and others in the healthcare chain of trust to implement security measures that preserve the confidentiality of sensitive e-health information. This secure information is also needed to cut down on the billions of dollars annually in Medicare and Medicaid programs that are fraudulently billed.

The World Development Indicators of the World Bank (2001 report) identifies that in 1999, approximately 3 billion people lived in "least-developed," "low-income," and "Sub-Saharan
Africa" countries   with high infant mortalities and low life
expectancy. While the World   Health Organization has major
initiatives to bring low-cost, quality  health care to these
countries, they do not have a substantial    infrastructure to
support health ID cards today. This may change in the years to come, but our assumption is they will not have the need for a health ID card system.

Assuming 6.2 billion people in the world today and subtracting the above people 3.2 billion, the result is approximately 3 billion people eligible for health ID cards.

  4.   Passport
       --------
Countries issue passports to enable individuals to travel to other countries. We expect that countries are going to demand improvements in security features also.

In the United States alone, almost 35 million passports are issued or renewed every 5 years for adults. International airline travel involves more than 600 million passengers annually. Each of these passengers requires a passport. Many people have passports that do not travel on international airline flights, though this number is difficult to obtain. Conservatively, it is estimated that the passport market is 600 million documents.


  5.   Travel Document
       ---------------
Travel documents are primarily airline boarding passes. Currently boarding passes are checked by a security officer verifying the name on a boarding pass matching the name on a driver's license or passport. This approach is recognized to be very open to security breach and requires a different approach. If the individual has a national ID card or driver's license that could have biometric data attached, this could be imprinted on the travel document allowing for a biometric scan at boarding and validating the boarding pass.

International travel consists of 600 million passengers
which would  typically have at least 4 boarding passes per
trip. Domestic passengers totalled over 1 billion for 2001
(U.S. Statistics).  On average, they have three (3) boarding
passes per person.  The current market for   travel documents is
over 5.4 billion units.

Enterprise Security Documents:

  *    Credit card
  *    Commercial security card

  1.   Credit Card
       -----------
Credit cards are used internationally by consumers to charge purchased items. The security issues that plague other types of cards also affect credit cards.

The credit card market is not included in the scope of this document at this time, but could be a major market if the major credit card companies which control the development of technology for their cards could be convinced that our Company's technology is superior.

MasterCard has 1.7 billion MasterCard branded cards. This translated into 5.9 billion transactions generating $986 billion in 2001[4].

_______________________________
[4] Evaluation of Technology by Dennis Heaton of Technology Integration, August 2002, for National Center for Manufacturing and Science.

Visa has over one billion credit cards in circulation projected to generate over $2 trillion in transactions in 2002.
Discover has 50 million cards in circulation. American
Express has approximately 40 million cards in circulation. The total number of credit cards in circulation is more than 2.7 billion[5].


  2.   Commercial Security Card
       ------------------------
Use of security cards by companies, agencies, hospitals, data centres, and other commercial enterprises is on the rise. Both government and commercial organizations are implementing more secure personal identification (ID) systems to improve confidence in verifying the identity of individuals seeking access to physical or virtual locations. A secure personal ID system is designed to solve the fundamental problem of verifying that individuals are who they claim to be. This verification is achieved using a recognized ID credential issued from a secure and effective identity confirmation process. A secure personal ID system design will include a complex set of decisions to select and put in place the appropriate policies and procedures, architecture, technology and staff to deliver the desired level of security. A secure ID system can provide individuals with trusted credentials for a wide range of applications -- from enabling access to facilities or secure networks, to proving an individual's rights to services, including conducting online transactions.

News And Industry Related Reporting5

  * In 1999, Fortune 1000 companies sustained losses of more than $45 billion from theft of proprietary information.
  * The U.S. House of Representatives passed a separate bill, 327-101, authorizing $5 billion to help the U.S. Customs Service buy special equipment to fight terrorism at the borders. Since Sept. 11, the agency has shifted its primary mission from catching drug smugglers to thwarting terrorists, especially stopping deadly biological, chemical or nuclear weapons from being smuggled into the country.
  * The House has approved a $29 billion anti-terrorism spending bill for 2003-2004.
  * The security industry is a growing, rapidly evolving industry sector. The electronic security business is a business that constitutes more than $30 billion per year. When you factor in other security services such as guards, fences and the like, the industry climbs to more than $100 billion in the United States.
  *  Department of Defense to issue 13 million Common Access
     Cards.
  * Schlumberger/SEMA deploys 89,000 smart cards and PKI to protect corporate and customer data.
  * Shell Group's info security centres deploy around 85,000 smart cards.
  * On June 12, 2001, authorities in China announced that it would issue new identification cards incorporating advanced smart-card technology to its 1.26 billion citizens by year-end 2005. Trials began at the end of 2001.

------------------------------------

[5] Evaluation of Technology by Dennis Heaton of Technology Integration, August 2002, for National Center for Manufacturing and Science.

  * The total number of smart cards manufactured for use within the United States and Canada for 1999 was 20,775,000. In 2000, the research showed that this number grew to 28,430,000 - a 37% increase.

Smart cards are not a completely valid test for this market as the technology addresses a broader market than just smart cards for commercial security applications. The worldwide market for smart cards has been estimated to be 800 million units by 2003, for access control as used in commercial security applications.

Brand Protection6

Counterfeiting of products poses a significant economic loss and a severe safety issue. Financial losses globally are estimated at over $300 billion annually. The following detail some of the losses occurring:

  * The International AntiCounterfeiting Coalition (IACC), a trade group focused on reducing counterfeiting, estimates that US businesses lose $200 billion annually due to counterfeit products. In addition to this large economic impact, counterfeiting also has significant safety implications in applications such as auto, aircraft and military parts. Numerous fatal automobile and aircraft accidents have been attributed to counterfeit parts.
  * Aviation officials believe a faulty clutch made of counterfeit parts was the cause of a 1987 helicopter crash that killed a traffic reporter during a live broadcast. More than 600 helicopters sold to U.S. civilians and NATO were found to be equipped with counterfeit parts.
  * IACC estimates U.S. automobile suppliers are losing $12 billion/year worldwide because of the sale of counterfeit parts.
  * At an IACC conference in May, 2001, a major US consumer products company estimated global losses to counterfeiting at $500 million/year. Although no one is able to exactly estimate the actual amount of trade in counterfeit goods, according to the Counterfeit Intelligence Bureau, or CIB (a division of the International Chamber of Commerce), most experts agree that it is between 5%-7% of world trade, or over $300 billion annually.

Because of the staggering economic losses and severe safety issues, the worldwide market for technology to provide brand protection is easily in excess of $3 billion annually. This is a conservative estimate assuming 10% of the $300 billion lost annually. We anticipate that companies will benefit from the increased revenue while also being able to reduce costs.

In a survey conducted by the IACC, Fortune 500 companies reported that they spend an average of $2 - $4 million per year each to combat counterfeiting. Some reported spending up to $10 million.

Summary of Markets

The following table summarizes the various market sizes that could be addressed by companies which license our technology[6].

----------------------------------

[6] Evaluation of Technology by Dennis Heaton of Technology Integration, August 2002, for National Center for Manufacturing and Science.

Market            # Units     Unit Value   Total $ Value       Note
Segment
------------------------------------------------------------------------------

National ID
Card           3,500,000,000  $10.00      $35,000,000,000.00
------------------------------------------------------------------------------
Driver's
License          525,000,000  $10.00       $5,250,000,000.00
------------------------------------------------------------------------------
Health Card    3,000,000,000  $10.00      $30,000,000,000.00
------------------------------------------------------------------------------
Passport         600,000,000   $2.00      $36,000,000,000.00
------------------------------------------------------------------------------
Travel
Document       5,400,000,000   $ .10         $540,000,000.00
------------------------------------------------------------------------------
Credit Card    2,700,000,000       0                       0   Not
                                                               Applicable
                                                               Now
------------------------------------------------------------------------------
Commercial
Security         100,000,000  $50.00       $5,000,000,000.00
------------------------------------------------------------------------------
Brand
Protection       750,000,000   $ .20         $150,000,000.00
------------------------------------------------------------------------------
TOTAL:                                   $111,940,000,000.00
------------------------------------------------------------------------------

Biometric-Based Documents

The U.S. State Department is developing a passport that contains biometric technology to authenticate the identities of U.S. citizens who travel abroad. The new documents are designed to be more secure, but they will also be more expensive - a cost that will be passed on to passport holders.

United States officials are seeking ideas from industry for creating a tamper-proof document with embedded biometrics on a paper-based passport. The biometrics would include a photograph of the passport holder and certain biometric data.

A driving force behind the initiative is a new law that requires countries participating in the U.S. Visa Waiver Program to issue machine-readable passports and incorporate biometric identifiers that comply with international standards. The citizens of 27 countries, mostly in Europe, would not be required to obtain U.S. visas if they have a passport with biometric Identification.

"The use of computer technology in the identification and tracking of people and things is the wave of the future," said
Robert Bryden, Vice President of Corporate Security for FedEx
Corp.

The passports also must meet international standards because they will be inspected differently in different nations, including manually and by machine, according to State Department Officials.

Although no country currently requires U.S. citizens to carry passports with biometric identifiers, "we can't ask the rest of the world to have those features and not expect that the European Union and other countries wouldn't expect the same," said Rick Webster, Director of Government Affairs for the Travel Industry Association of America.

Asa Hutchinson, the Homeland Security Department's undersecretary for border and transportation security, said the new department is working with the State Department to create tamper-proof passports with biometrics.

"We want our international partners to move with us," Hutchinson said. "Gradually, we will not accept any passports that don't have that biometric feature." Hutchinson spoke on July 8, 2003, to industry representatives who sought information about the new U.S. entry/exit visa system, which also would use biometric identifiers for foreign visitors.

The new law requires foreign governments to issue machine-readable passports by Oct. 1. 2006. It also sets an Oct. 26, 2006 deadline for foreign passports to include biometrics embedded in the passport that will let machines at borders read them.
"The use of machine-readable passports is critical to efficient border management and to the capture of accurate biographical and passport data relating to foreign travels," said Michael Cronin, DHS' associate commissioner for immigration policy and programs. Tamper-proof passports containing biometrics "greatly [reduce] the possibility of human error or misfeasance in capturing and communicating data," Cronin told the U.S. House Government Reform Committee July 10. Nonetheless, the high-tech passport probably will cost more than the current 10-year version, priced at $85.

The public likely will pay the increased cost because it "cuts down the processing time and will not be done at the expense of their security," he said.

Many countries have experimented with biometric identifiers. One of the first was Malaysia, which built a smart card into passports, but the technology was not sophisticated enough to handle authentication, according to Joseph Attack, chief executive officer and president of Indented Inc., which provides facial and fingerprint identification systems.

"It is not a new concept," Attack said. "It is not based on technology that has not been proven. It will be in the back part of the [passport] jacket. It won't even add to the thickness of the document. There will be a slight bump in the back."

No Visa Required

Citizens from the following countries are not required to have visas when entering the United States but are required to have machine-readable biometric passports:

Andorra, Australia, Austria, Belgium, Brunei, Denmark, Finland, France, Germany, Iceland, Ireland, Italy, Japan, Liechtenstein, Luxembourg, Monaco, the Netherlands, New Zealand, Norway, Portugal, San Marino, Singapore, Slovenia, Spain, Sweden, Switzerland and the United Kingdom.

The U.S. government plans to implement biometric passports by October, 2006. As you may have surmised, the United States will be the driving force to implement biometric technology over the next 10 years.


Technology Overview

Our Company is privy to industry trade secrets as well as patentable technology that address the design and production of security documents. The security applications include the design and production of passports, drivers' licenses, event and transportation tickets and any document requiring security validation.

Security Applications

These applications include the security design, prepress production and full digital production of secure transaction products. The technology is being used to produce secure documents such as national voter cards and is currently being marketed to other market segments such as passports, national ID cards, drivers' licenses and transportation workers ID credentials.

Variable Printing Applications

These applications utilize the technology image data management and state of the art digital printing technology to provide solutions for on-demand and variable information print markets. The technology is currently being used to produce CRM direct mail campaigns whereby individualized messages are contained in the direct mailer.

Core Compression

The core operational technology owned by our Company involves pre-processing digital design data in such a way that the data is compressed, which allows for more efficient and enhanced printing. This is called In-RIP Processing. The technology is software that resides between the input data (name, address, etc.) and the printing press. The technology also includes some design tools that customize the pre-process software for each application or customer.

Conventional technology used to mass-produce personalized print projects are not practical because of the long processing times and large amounts of data storage required. A typical project using conventional methods and technology is compared to BioKey ID's technology on the following table.


   Technology         Production Time   Data Storage Used
   Postscript         250 hours         154 Gigabytes
   PDF                100 hours         60 Gigabytes
   BioKey ID In-RIP   8.5 hours         4.5 Gigabytes



BioKey ID's technology makes these applications practical versus the conventional technology approaches. It not only provides a reduction in processing time but also provides a sizeable economic benefit.

The competing technologies would require 5 to 10 times (depending on the document complexity) the computer and production equipment which equates to 5 - 10 times multi-million dollar printing presses as well as hundreds of thousands of dollars in additional computing equipment to process. This does not account for the fact that there frequently are errors in processing whereby production must be aborted and started once again using conventional technologies.

BioKey ID's Technology

BioKey ID's technology has uniquely overcome some of the obstacles that the traditional technology has not been able to overcome.

  * Reduction in Processing Time - It has been conventional wisdom to simply throw in more computing hardware to reduce the processing time. One can only go so far to receive any reduction in processing time and this approach becomes very expensive to implement. Our Company's technology dramatically reduces the processing time and thus the expense to implement. Applications such as personalized printing for direct mail campaigns are now practical to put into practice.
  * Decline in Errors - The traditional long processing times have accentuated errors introduced in the production variable printing documents. BioKey ID's technology reduces processing time and errors and thereby reduces production run re-starts.
  * Advanced Security Features - Traditional technologies have been unable to practically implement advanced security features such as biometrics, embedded objects, etc. BioKey ID's technology is able to apply these advanced security features today.

Intellectual Property Protection

Based on securing funding for further research of our Company's technology, privately held pending patents would be transferred to our Company. These patents are filed presently by International Medical Development System (IMDS) and owned by Dr.
Adizes and Family Trust.   The two U.S. patents pending are
Digital Passport and Method and System for In-RIP Processing and Printing of Variable Documents. Dr. Adizes is reviewing present Trade Secrets that could be patented.

BioKey[TM] and The Privacy Act

Integrating biometric information into secure documents and protecting an individual's privacy is the next challenge for the security document industry. Dr. Adizes has developed a process that will provide privacy using biometric information, security documents and Public Key Infrastructure (PKI). The process is accessible to our Company.

What is the BioKey[TM]?

BioKey[TM] is an encryption methodology that complies with the G7 Privacy Act standard whereby the biometric information provided to create the private key is not stored in any database but is carried by the individual and can be only accessed with the individual present. Currently, the system will create a private key that can only be authorized and certified by Public Key Infrastructure (PKI). At the same time no private information would be revealed.

BioKey[TM] provides accurate identification in a timely manner and no private information data base search is needed. Hence, the BioKey[TM] can be verified without the exchange of private information.

In addition to providing reliable identification, BioKey[TM] technology utilizes biometric information as a way of "locking" information comprised in an ID document. In simple terms, BioKey[TM] locks information comprised in the card by encrypting it with a data string obtained, in a reliable and repeatable fashion, by acquisition of certain biometric features.

A beneficial feature of the BioKey[TM] system is its multi-level approach. For example, a relatively short BioKey[TM] based on facial recognition may protect basic information, such as the card number and access privileges. The representation of facial features, although far from permitting a statistically sound 1:N search may be securely used as a sort of a PIN. In combination with a contactless card, this low-level BioKeyTM protection may in effect provide authorized personnel with non-stop access to a restricted area.

At the other end of the spectrum - but still on the same card - a complex, fingerprint-based BioKeyTM may provide the full-strength cryptographic protection to sensitive personal information. Even the most stringent privacy requirements may be met by designing the secure transaction to include the card holder's voluntary "unlocking" of sensitive information.

BioKey[TM] And Digital Signature

The BioKey[TM] encrypted information may be signed using a digital signature, or, conversely, the digital signature may be "locked" with a BioKey[TM]. In this manner, both the validity of the ID document and identity of the document holder can be verified in one operation.

BioKey[TM] Major Features

  *  Real-time identity verification
  * Full integration with immigration, travel, banking and other security infrastructures
  *  Automatic, in-RIP rendering

Dr. Adizes has trademarked BioKey[TM] and this is patent pending as well.


Competitive Advantages

While other companies can deliver similar end products to the market, these solutions are non-competitive compared to those offered by our Company, given their reliance on conventional technology. Our Company has developed a solution called Security Document Issuing System (SDIS) that is a state of the art security document system with BioKey[TM] encryption that is more efficient, less costly, and more secure. The dominant key success factor and competitive advantage is thus the fully developed and proven proprietary production process algorithm, featuring a vector file format technology that enables us to deliver our products and services to the market.

It is widely recognized that an ever-improving, multilevel approach to security is the only way to keep abreast of counterfeiters equipped also with state-of-the-art technology.
The vision of our Company is to become a leading supplier of secure biometric enabled document solutions for variable high-end digital document workflows.

Our ultimate mission is to bring together encrypted biometric information with secure printed and electronic documents through the ongoing development and market implementation of our Security
Document Issuing System (SDIS) solution.

Comprehensive Approach

As a result of our comprehensive approach, organizations to which our technology is licensed can provide a full range of security document industry services:

*  Design and Origination
   ----------------------

   With in-house talent and through collaboration with acclaimed security designers worldwide, licensees can offer original security designs of the highest quality. Aware of the technological issues, familiar with the most up-to-date trends in the security document industry, and in close cooperation with the client, they can craft solutions reflecting both traditional values and the requirements of modern-day life.

*  Supplementary Design
   --------------------

   In addition to ongoing development, our Company has accumulated considerable experience in adding security features to existing graphics design and layout solutions. Particularly in the field of brand protection, licensed organizations can impart an existing design with valuable security features without the need to change printing technology or increase the cost of production.

   Equipped with our Company's state-of-the-art technological base, licensed organizations can produce high quality security documents in a fraction of the time normally associated with premium security design.

*  Algorithm-Based Design Automation
   ---------------------------------

   As the value of the product, service or privilege protected by a security document increases, so do the efforts of counterfeiters to produce successful forgeries.

   Unfortunately due to the extremely high cost involved in the development of a new security design, governments and corporations continue to use the same design long after forgeries are detected.

   Not anymore!! With BioKey ID's revolutionary Security Document Issuing System (SDIS) technology, one or more layers of a sophisticated security design may be automatically altered and output in regular time intervals, or upon request, using special algorithms built into the designs themselves. Our technology offers an entire process that is completely secure.

Security Prepress

The development of a security design usually involves creating multiple variations and alternatives, until a perfect solution is attained. The design stage requires a number of high-resolution proofs to be made available to the design team and to a client.

When the design has been finalized, the separations typically have to be organized into final production layouts by the step-and-repeat process with great precision. Depending on the printing technology, a certain distortion of the complete layout may also be necessary in order to make up for the imperfections of the printing process.

Our Company provides the highest level of hardware and software resources to complete even the most complex security prepress projects in an expedient and cost-effective manner.

Security Output

When it comes to the output of security film, three elements count: resolution, precision and repeatability. Licensed operations have access to our Company's Barco Graphics Setter, one of only two machines of its kind in North America, which provides resolution of 10,160 dpi - the highest resolution available in image setters! Its precision and repeatability are unparalleled, providing a perfect registration between multiple separations and ensuring that a separation (or an automatically generated version) produced months or even years after the original remains in perfect registration with the rest of the layers.

Traditional Security Features

Security printing is traditionally associated with the finest engraving techniques, including special, intricate circular patterns made possible by the invention of the Guilloche engraving machine.

These techniques were later complemented by the use of complex patterned backgrounds, latent images, micro-lettering, special rasters, visible and invisible special inks, split-fountain printing and other features typically unavailable to the general graphic design community.

With the introduction of copying machines and high-resolution scanners to the general population, it has become necessary to provide security documents with various anti-copy patterns, foil stamps, holograms and other features that can not be reproduced without significant investment of knowledge, time and money.

Equipped with a powerful set of high security design applications, our Company renders licensed operations the capability of crafting highly sophisticated security designs, incorporating the complete special raster range of security features.

Security Design / Prepress Workflow

In addition to security design, prepress and film output, proprietary technology affords licensed operations the capability to design, organize and manage complete security projects. Using our Company's expertise and a network of existing alliances, licensed organizations are able to offer a wide range of additional services including high quality document security, finishing and fulfillment.

Digital Security Workflow

1.   Design of Digital Security Elements
     -----------------------------------

In a fashion similar to the design of traditional security
elements,      digital security elements require a thorough
understanding of the     desired results and knowledge of the
capabilities of digital output     devices. This phase involves
creation of templates that will be used      for the automated
rendering of variable security features such as   special line
rasters, latent and encrypted images.

In addition, if required, this phase includes the design of elements necessary for precise registration and blending between
digital output      and any traditional security features that
may be present in the    substrate, pre-printed, or applied after
printing (stamping,      lamination, etc.).

2.   Design of Machine-readable Features
     -----------------------------------

Machine-readable features, such as machine-readable zones
(MRZ) or bar codes, play an important role in modern security workflow. We recommend that a biometric key (typically rendered as a high-density 2D bar code), be included in each and every identification document. Custom algorithms are developed to enable direct, in-RIP generation of these features, thereby
providing for seamless integration of the    document in
real-time security workflow systems such as immigration, travel and transportation, and banking.

3.   Digital Security Output
     -----------------------

The present state-of-the-art in security projects utilizing fully digital output requires extensive pre-processing and
the generation of   hundreds of gigabytes of variable data per
day. Such processing and storage requirements severely limit both the capacity of such production and the sophistication of security features. Moreover, security element files rendered in the pre-processing stage can be accessed, and therefore represent a security risk.

BioKey ID's revolutionary SDIS technology provides for direct processing, without the need for separate generation of machine-readable security elements. Both processing and storage requirements are drastically reduced, resulting in an increased capacity. At the same time, valuable security features are never rendered as separate files which reduce the risk of unauthorized access.

Our Company recognizes that security document projects often involve issuing the documents on a different scale. For example, while security documents are generally issued at a central, high-capacity facility, there will be a number of remote locations where the same document may be issued in special circumstances (e.g. document loss, special government or law enforcement needs). Consequently, within certain limits, our Company has provided for the design of digital document security in a device-independent manner. This means that the same document, incorporating the same security features, may be printed on a high-speed digital press or on a small desktop device, from the same secure application.

Document Security Services

When it comes to quality, our Company is proud to be able to make available one of the finest digital printers in North America. A thorough understanding of the technology, consistent quality of print production and strict quality control have resulted in the 2001 Xeikon Diamond Award, a prestigious international digital printing award won, by Dr. Adizes, in competition with establishments from over 20 countries.

Our Company's technology allows for the printing of:

* up to 20,000 fully personalized ID-type cards per hour, or more than 150,000 units per shift;
* between 5,000 and 8,000 fully personalized digital passports per shift; or
*  up to 50,000 fully personalized letter-sized documents per shift.

Our technology gives licensed organizations in-house finishing capabilities that include trimming, folding and die-cutting. The full personalization includes sorting of the output according to post office regulations, as well as providing postal indicia, bar coding and other features necessary for direct mailing of finished documents.

In addition, through our Company's network of alliances with esteemed lithographic and security printers, the range of printing services that can be offered covers the whole spectrum of security printing services.

Digital Passport

The high level of personalization and ability to incorporate various digital document security features including machine-readable data, encryption and biometrics; have become important factors in the production of identification and travel documents. In the past few years, an increasing number of government agencies and major corporations have commenced projects involving fully digital document production.

Enabled by our revolutionary Secure Document Issuing System
(SDIS), our technology has brought digital document production to a new level. The result is, a fully personalized Digital Passport, in which each and every page is personalized with a full-colour photograph placed within an anti-tamper border, large background image of the holder and variable micro-lettering comprising unique, holder-specific information.

The ID pages are, in addition, provided with standard MRZ
[Machine readable Zone] and a number of relevant biometric features in both human-verifiable and machine-readable form.

To complement digital security features, the Digital Passport may be manufactured in perfect registration with pre-printed traditional security features, using special security substrates, resulting in a far more secure travel document. BioKey ID's Digital Passport is designed and produced according to strict ICAO standards for machine-readable travel documents.

Identification Documents

Identification (ID) cards are a prime target of counterfeiters worldwide. The more rights or privileges a card bestows - and, in the case of a health card, it may be a medical procedure worth thousands of dollars - the higher its price on the black market.

Conventionally, a special (e.g. holographic) laminate is the main security feature of an ID card; once the laminate is removed, it is relatively easy to erase and substitute personalized information. By making personalized information an integral part of the complete layout, our technology has taken the possibility of altering the card away from counterfeiters!

In addition to a full-colour photo, the same image can be rendered using complex algorithms to cross-reference with the serial number, date of birth, name and status in a variety of colours. Machine-readable elements and biometrics are included as well, in addition to a complete range of traditional security features that may be pre-printed on the substrate, invisible inks, out-of-gamut colours, anti-copy patterns, etc.

Most importantly, BioKey ID's technology does not merely allow for printing of the cards - it provides sophisticated solutions to merge complex tasks of data acquisition, centralization, transformation, rendering and tracking into a seamless high-capacity workflow.

     *   Dynamic personalization - colour photo
     *   Specially rendered vector image
     *   Security background
     *   Personalized data
     *   Personalized micro-text
     *   Security-enhanced custom logo or seal; hologram
     *   Ghost image
     *   Variable line pattern

Travel Security

This scenario proposes a procedure for processing visiting aliens who do not require a visa, but can be easily adapted to include aliens with visas, as well as certain categories of residents such as frequent business travellers.

   * Check-in. The boarding pass, issued after passport control and identity verification, comprises machine-readable fingerprint representation.
   * Boarding. Identity verified by matching "live" fingerprint scan with the boarding pass feature. Visitor Entry Form issued upon boarding comprises machine-readable fingerprint representation.
   * During the flight. Identity and biometrics checked against a database (e.g. a blacklist or AFIS). This may also be done before boarding.
   * Upon Arrival. Identity verified. Cleared visitors issued visitor's photo ID, again with machine-readable fingerprint feature. Commencement of stay recorded.
   * During the Stay. Visitors required to use photo ID when doing banking, obtaining accommodation or renting a car. Information used to verify compliance with conditions of stay. Non-compliant visitors tracked and optionally denied service.
   *  Leaving the Country. Identity verified. End of stay recorded.

BioKey

The key to automated, efficient and secure identity verification lies in matching pre-recorded biometric features, such as fingerprints, with "live" readings at key points of the passenger processing workflow. Essentially, the process involves scanning the fingerprint, passing the scan through a special algorithm to extract the unique features (minutiae), and recording these features in the ID document. The identity is thereafter verified by comparing the recorded features with features extracted from "live" scans.

Coupled with the capability of real-time processing and variable printing of large amounts of data, our approach offers a number of benefits.

These include:

   * The fingerprint features are not necessarily stored in any database, thereby protecting the privacy of the passenger;
   * At the same time, the features may be readily checked, in real time, against a database of known fingerprints, locally or remotely, using any compatible AFIS system;
   * Adding the biometrics to a permanent, centrally administered record involves no additional equipment or costs. This capability may be switched on as soon as allowed by pertinent legislation;
   * The machine-readable feature may "bundle" the biometrics with other data such as a digital signature. In this way, the procedure verifies not only the identity of the passenger but the identity of the system that issued the document as well.
   * The amount of data that can be stored in the machine-readable feature allows for a comprehensive encryption.
   * The system allows for multiple levels of access. For example, while the biometric key system may be widely used for local verification, only an authorized person would be able to access encrypted information or to utilize the document for forensic purposes.

Security Documents

The need for a full spectrum of security documents is on the rise. A number of documents - from cheques, coupons and vouchers, through government permits and university transcripts, to event and transportation tickets and even packaging labels - that only a decade ago were outside of the security printing sphere, are today protected with security features of increasing sophistication.

On the other hand, traditional security products such as postage stamps enjoy a new life, as artists are able to utilize powerful graphic systems and technological advancements to develop intricate designs more quickly than ever before. This enables them to develop designs that reflect current personalities and events while honouring the security design tradition.

Our Company's talent, experience and equipment base ensures that every security document, designed or prepared for press, will meet or exceed the highest industry standards. Equipped with a 10,160 dpi image setter, our technology can output film of incredibly fine detail. In addition, the most precise imposition techniques are employed, including various register compensations and distortions, such as intaglio-to-litho and flexo distortions
- in up to 64 different separations!

With existing alliances, our Company is also able to offer the highest quality in security printing - from traditional lithographic and intaglio printing, to the use of special colours, varnishes, embossing and foil stamping to intricate lenticular patterns, holograms and optical variable devices. All these features are in addition to possessing world-leading digital and variable document security technology.

Variable digital printing is transforming the way we use print communication. Even in the field of security printing, a fully variable workflow now delivers the ultimate promise of tailored
1:1 communication.

A discount coupon or voucher has traditionally been an important marketing tool. Proliferation of "special offers" with no real value or relevance has, however, adversely influenced customers' perception of this kind of offer. A real value, tailored to the interests and needs of a specific individual, will make all the difference. Genuine security features protect the value of the offer against misuse and, at the same time, contribute to the customer's perception of relevance.

Tickets for important events, traditionally protected by a number of security features, may now be fully personalized to reflect, for example, corporate sponsorship or a special offer targeted at an organization or individual.

System Integration And Turnkey Solutions

The security document industry faces the need of providing passports, visas, ID cards and other documents with an increased sophistication of security features and at much higher production levels than before.

Although variable digital printing technology has in the past several years become economically feasible, its implementation in the security industry has been rather slow due to numerous problems arising from extreme complexity and the volume of data to be processed.

On the basis of its experience in the field of mass-personalization and digital security, BioKey ID has undertaken to develop a system that will employ an approach to variable workflow architecture, digital asset management and data management, as well as to allow for direct processing of assets and data during mass personalization.

To complement the variable workflow and processing features, our Company's Security Document Issuing System (SDIS) has the following characteristics:

 * Modular system that can be configured as a stand-alone, client/server or dual environment,
 * Graphic user interface that allows for seamless acquisition of data, images, signatures, biometrics information, documents, etc.
 * Full, database-driven application security providing multiple levels of access rights for different operators within the workflow,
 * Automatic configuration of the graphical user interface, on the basis of operator log-on, to provide each operator with a clean, intuitive interface for efficient performance of specific tasks, and
 *   Full audit of activities.
 *   The average file size for a typical sheet of ID Cards:

       -    Classic PostScript format = 25 Megabytes
       -    PDF format = 10 Megabytes
       -    SDIS PRS format = 840 Kilobytes

For example, consider 500 sheets an hour. Let's look at the necessary storage requirements:

       - For the PostScript workflow, it would produce 12.5 Gigabytes of data
       -    For the PDF workflow, it would produce 5 Gigabytes of data
       - For the SDIS workflow, it would produce only 410 Megabytes of data!

With these, and many other features, the SDIS is an ideal turnkey solution for the widest possible range of document issuing projects, from independent mobile units to centralized issuing systems with capacities of tens or even hundreds of thousands of documents per day.

A particular emphasis has been placed on interoperability and integration. In a secure and completely audited manner, SDIS relies only on widely accepted interoperability and connectivity standards, thereby allowing a seamless connection to legacy systems such as databases, image banks, AFIS (Automated Fingerprint Information System) servers, biometric solutions, etc.

Market Size

BearingPoint Homeland Security 2002 estimates that the total Homeland Security spending in the U.S. was $55.6 billion in 2002 and will rise to $56.8 billion by 2005. As a percentage of gross domestic product, it should rise to 0.46% by 2005 from 0.27% in 2002. With state and local governments and the private sector included, it is estimated that about $100 billion is being spent on Homeland Security.

Our Company will target the Document Security market within the industry. The size of this market is estimated to be about $10 billion per year over the next 10 years. Our management believes that revenues would be 5 million in the first year or approximately .05% of the estimated $10 billion. In the second and third years respectively, sales are projected at $10 and $20 million.

Financing Strategy

Through a private placement arrangement, our Company is organizing to raise up to $1,000,000. The terms of the private placement will be finalized upon this registration statement becoming effective. Funds will be used in the continued research, development and operation of our Company.

Employees

Our employee at the present time is our officer and director, Dr. Adizes. He devotes his full time to carry out the affairs of our Company. Additional personnel will be hired over the course of the next six months to continue the development and marketing of our technology.

Legal Proceedings

We are not a party to any litigation or governmental proceedings that we believe would result in any judgments or fines that would have a material adverse effect on our Company.

Forward-Looking Statements

We caution you that this registration statement contains forward-looking statements. The words "believes," "should be," "anticipates," "plans," "expects," "intends" and "estimates," and similar expressions identify these forward-looking statements. Although we believe that our expectations reflected in these forward-looking statements are based on reasonable assumptions, our assumptions may not prove to be correct. Because our assumptions and expectations are subject to risks and uncertainties, actual results may differ materially from the expectations expressed by these forward looking statements. Important factors that could cause actual results to differ materially from the expectations reflected in our forward looking statements include the following risk factors. We are not obligated to update these statements or publicly release the result of any revisions to them to reflect events or circumstances after the date of this registration or to reflect the occurrence of unanticipated events.

RISK FACTORS

In addition to the other information included in this registration statement, you should be aware of the following risk factors in connection with our business and ownership of our shares.


Risks Related to our Business

No Operating History Could Lead To Unforeseen Exposure
------------------------------------------------------

Our Company was incorporated under the laws of the State of Florida on March 29, 1996, as Power Market Inc., for the purpose of manufacturing and marketing an infinite ratio bicycle gear.
We have had no revenues from operations to date. We have changed our business focus since inception to be a leading supplier of secure biometric enabled document solutions for variable high-end digital document workflows. We must be regarded as a new or "start-up" venture with all of the unforeseen costs, expenses, problems, and difficulties to which such ventures are subject.


The Need For Additional Financing Could Limit Our Ability To
Enhance Our Technology
------------------------------------------------------------

The ability of our Company to remain on the cutting edge of the secure document technology through research and enhancements to our BioKey coding may depend upon our ability to raise additional capital. Our Company is investigating the availability, source, or terms that might govern the acquisition of additional capital. Additional financing may take the form of contract overrides, mobilization fees or the issuance of common stock, preferred stock or debt securities, or may involve bank or other lender financing. There is no assurance that funds will be available from any source or, if available, that they can be obtained on terms acceptable to our Company.


The Inability To Hire The Required Personnel Would Limit Our
Ability To Operate and Expand
------------------------------------------------------------

As part of the implementation of our Company's business plan, additional staff resources are required as our operation expands. We currently have one individual on our team who is our President and officer. We need personnel trained for consulting and deliverance of system integration expertise to the various locations around the world. We cannot assure you that we will be successful in attracting and hiring the appropriate personnel.


Dependence Upon Management Could Affect The Continued Operation
Of Our Company
---------------------------------------------------------------

We currently have one (1) individual serving as officer and director on whose skills, talents and abilities we are solely dependent to implement our business plan. Only Dr. Adizes possesses the full knowledge and mechanics of the BioKey encryption technology. If for any reason Dr. Adizes were unwilling or unable to continue in his capacity, it could result in the termination of our operation.

Our Officer And Director Is Not Resident In The United States And
Therefore Access To Management May Be Difficult For Americans
-----------------------------------------------------------------

Our sole officer and director resides in Canada and manages our company's affairs from 120 Eglinton Avenue East in Toronto, Canada. Therefore, effecting service of process on him could prove difficult for shareholders and any future investors.


Control By Principal Stockholders, Officers And Directors Could
Prevent Change In Control Of Our Company
---------------------------------------------------------------

Our principal stockholder, who is also an officer and director will beneficially own approximately one hundred and sixty (160%) of our Company's issued and outstanding stock. As a result, he may have the ability to control our Company and direct its affairs and business. Further details on this issue can be found in Item 4 entitled "Security Ownership of Certain Beneficial Owners and Management".


Lack Of Employment Agreements Could Lead To Lack Of Continuity In
Management
-----------------------------------------------------------------

We do not have an employment agreement with our officer and director, and as a result, there is no assurance that he will continue to manage our Company in the future. Although a decision to resign is not likely to occur, he can resign at anytime without the vote or consent of our stockholders.


Indemnification Of Officers And Directors Could Be Costly To Our
Company
----------------------------------------------------------------

Our Bylaws provide for the indemnification of our directors, officers, and employees under certain circumstances, against attorney's fees and other expenses incurred by them in any litigation to which they become a party arising from their association with or activities on behalf of our Company. We will also bear the expenses of such litigation for any of our directors, officers, or employees upon such person's promise to repay our Company. Therefore, if it is ultimately determined that any such person shall not have been entitled to indemnification. This indemnification policy could result in substantial expenditures by us which we will be unable to recoup.


Director's Limited Liability May Limit Right Of Action Against
Our Directors
--------------------------------------------------------------

Our Bylaws exclude personal liability of our directors and stockholders for monetary damages for breach of fiduciary duty except in certain specified circumstances. Accordingly, our Company will have a much more limited right of action against our directors than otherwise would be the case. This provision does not affect the liability of any director under federal or applicable state securities laws.


Risks Related to our Stock

Failure To Obtain Listing Of Common Stock Could Result In
Illiquidity
---------------------------------------------------------

Our Company, whose stock is currently not traded, intends to list its common stock on the National Association of Securities Dealers OTC Bulletin Board. It is likely that the market price of our shares will bear no relationship whatsoever to assets, earnings, book value, or other objective standards of worth. We do not know when the common stock will be approved for trading on the Bulletin Board and if it is approved for trading, that a viable trading market will develop. When and if trading develops, the market price of our common stock may fluctuate significantly due to a number of factors, some of which may be beyond our control, including:

     i) Our business profile may not fit the investment objectives of our shareholders, causing some of them to sell their shares after they are able to trade the shares;

     ii)  the potential absence of securities analysts covering BioKey
          ID and distributing research and investment recommendations about BioKey ID; and

     iii) overall stock market fluctuations and economic conditions generally.

The realization of any of the risks described in these "Risk Factors" could have a significant and adverse affect on the market price of our common stock. In addition, the stock market in general has experienced volatility that has often been unrelated or disproportionate to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock regardless of our actual operating performance.


Lack of Public Market For Our Common Stock Affects Liquidity
------------------------------------------------------------

There is no public market for our common stock, and no assurance can be given that a market will develop or that a shareholder ever will be able to liquidate his or her investment without considerable delay, if at all. If a market should develop, the price may be highly volatile. Factors such as those discussed in this "Risk Factors" section may have a significant impact upon the market price of the securities offered hereby. Owing to the low price of the securities, many brokerage firms may not be willing to effect transactions in the securities. Even if a purchaser finds a broker willing to effect a transaction in these securities, the combination of brokerage commissions, state transfer taxes, if any, and any other selling costs may exceed the selling price. Further, many lending institutions will not permit the use of such securities as collateral for any loans.


Regulation Of Penny Stocks Could Affect Ability To Sell Our
Common Stock
-----------------------------------------------------------

Our Company's securities, when available for trading, will be subject to a Securities and Exchange Commission rule that imposes special sales practice requirements upon broker-dealers who sell such securities to persons other than established customers or accredited investors. For purposes of the rule, the phrase "accredited investors" means, in general terms, institutions with assets in excess of $5,000,000, or individuals having a net worth in excess of $1,000,000 or having an annual income that exceeds $200,000 (or that, when combined with a spouse's income, exceeds $300,000). For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell our Company's securities and also may affect the ability of purchasers in this registration to sell their securities in any market that might develop therefore. In addition, the Securities and Exchange Commission has adopted a number of rules to regulate "penny stocks." Such rules include Rules 3a51-1, 15g-1, 15g-2, 15g-3, 15g-4, 15g-5, 15g-6, and 15g-7 under the Securities Exchange Act of 1934, as amended. Because the securities of our Company may constitute "penny stocks" within the meaning of the rules, the rules would apply to the Company and to its securities. The rules may further affect the ability of owners of shares to sell the securities of our Company in any market that might develop for them.

As long as the trading price of the common stock is less than $5.00 per share, the common stock will be subject to rule 15g-9 under the Securities Exchange Act of 1934, as amended (the "1934 act"). Such a stock price could also cause the common stock to become subject to the SEC's "penny stock" rules and the securities enforcement and penny stock reform act of 1990. The penny stock rules impose additional sales practice requirements on broker-dealers who sell penny stock securities to people who are not established customers or accredited investors. Penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account.

These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that is subject to the penny stock rules. Our shares may be subject to such penny stock rules and our shareholders will, in all likelihood, find it difficult to sell their securities.

Shareholders should be aware that, according to Securities and Exchange Commission Release No. 34-29093, the market for penny stocks has suffered in recent years from patterns of fraud and abuse.

Such patterns include:

      i) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer;
      ii) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases;
     iii) "boiler room" practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons;
      iv) excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and
      v) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the resulting inevitable collapse of those prices and with consequent investor losses.

Our Company's management is aware of the abuses that have occurred historically in the penny stock market. Although our Company does not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to our Company's securities.

No Foreseeable Dividends Could Limit Ability To Sell Our Common Stock
---------------------------------------------------------------------

We have not paid dividends on our common stock and do not anticipate paying such dividends in the foreseeable future. Such lack of dividends could limit the ability to sell our common stock.


Issuance Of Additional Shares By The Board Of Directors Without
Stockholder Approval
---------------------------------------------------------------

Our Certificate of Incorporation authorizes the issuance of stock with such designations, rights and preferences as may be determined from time to time by our Board of Directors. Accordingly, the Board of Directors is empowered, without stockholder approval, to issue stock with dividend, liquidation, conversion, voting and other rights that could adversely affect the voting power or other rights of the holders of common stock. Although our Company has no present intention to issue additional stock, there can be no assurance that we will not do so in the future - see Item 8, "Description of Securities".


ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
         CONDITION AND RESULTS OF OPERATION

The statements contained in this report on Form 10-SB which are not historical facts, including (without limitation) in particular, statements made in this Item, may contain forward-looking statements that are subject to important factors that could cause actual results to differ materially from those in the forward-looking statement, including (without limitation) demand for services; the effect of economic conditions; the impact of competitive services, pricing; industry regulation; the continued availability of capital resources and financing and other risks set forth or incorporated herein and in our Securities and Exchange Commission filings. These statements may be identified by the use of terminology such as "believes", "expects", "may", "will", or "should", or "anticipates", or expressing this terminology negatively or similar expressions or by discussions of strategy. The cautionary statements made in this registration statement should be read as being applicable to all related forward-looking statements wherever they appear. We are a development stage company with limited operations. We do not undertake to update any forward-looking statements that may be made from time to time by or on its behalf.

Overview

Our Company's technology combines data management and encryption with image processing, resulting in an increased speed of processing massive amounts of variable data required to produce identification cards, passports, visas and other personalized security documents. The tragic events of September 11, 2001, have created the urgency for government agencies and corporations to move toward higher levels of security and our technology can address these needs.

Added to increased, processing speeds, another primary technological advantage lies in the way we address the issue of privacy. Our technology allows for worldwide verification of personal information without the need to access duplicate databases. For example, personal data on United States citizens will not be stored in foreign facilities. This feature, referred to as interoperability, permits movement across borders without compromising personal security.

Because of such security concerns and the nature of our business, our Company licenses its technology to organizations around the world enabling them to provide and manage the methods and solutions required to generate sophisticated, secure documents, while allowing for documentation, procedures and issues of privacy to remain in the respective regions. Our Company has issued four licenses to date.

Liquidity And Capital Resources

BioKey ID is in the development stage and, since inception, has experienced no significant change in liquidity or capital resources or stockholder's equity in this first year 2004.

Until now, all start-up financing, equipment, software and expertise has been provided by Dr. Adizes. Much of the software and technology employed in creating secure documentation has been developed in Canada, at a cost of approximately US$3.65 million.

Our major capital resource is our technology. The license for its use and dissemination cost US $60,000,000. In our licensing agreement is scheduled partial payment of US $10,000,000 to commence in 2005.

Thus far into our business, BioKey ID has sacrificed immediate profit for the sake of remaining on the cutting edge of technology through continued research and development. However, it is anticipated that our operation will yield significant cash flows through large governmental and industrial contracts and licensing agreements. With our technology, licensees are capable of producing documents at a level of security almost impenetrable to counterfeiters. As we progress, we will continue to collaborate with large organizations and issue licenses while maintaining control over our technology, its research and development.

Our Company's balance sheet as of November 30, 2004, reflects a current asset value of 3,650,000. Our Company will carry out its plan of business overviewed in this registration statement. The Company cannot accurately predict to what extent its liquidity and capital resources will be affected in this development process or whether its capital will be depleted by any operating losses.

Capitalization

The following table sets forth our capitalization as of November
30, 2004. You should read this table in conjunction with our financial statements, including the notes to our financial statements, which appear in Part F/S of this registration statement.

Stockholders' Equity (Deficit)........................    $   (40,175)
Common Stock: $.0001 par; 50,000,000 shares authorized;
              issued and outstanding - 5,000,000 shares           500
Preferred stock:  $.0001 par; authorized 50,000,000 shares;
               issued and outstanding - 15,000,000              1,500

Additional paid-in capital..............................    3,671,850
Deficit accumulated during development stage............      (40,175)
Deferred compensation...................................            0
Total Stockholders' Equity (Deficit)....................  $(3,633,675)

Results of Operations

Since its inception on March 29, 1996, our Company was actively involved in development stage environmental management. During this period, its operation was limited to incorporation, organizational and marketing events, and preparation for registration of its securities under the Securities Exchange Act of 1934, as amended. No revenues were received by our Company during this period. On August 5, 2004, however, our Company changed its name and reorganized to conduct the business of providing software solutions to the secure document industry.

For the current fiscal year, our Company anticipates incurring a loss as a result of expenses associated with renewing our registration under the Securities Exchange Act of 1934, and expenses associated with implementing our plan to make available our secure document technology to Governments in the United States and Canada, as well as issuing licenses to organizations in discussions with the governments of Qatar, the Philippines, the European Union joint-venture pilot project with Ravenpack and as many other nations around the world.

Our Company has entered into four licensing agreements. Licenses are renewable after each five-year period. Agreements carry a one-time fixed cost to use the technology as well as royalty payments of no less than 5% of business in each centre. In the United States, our technology is under license by Secugraphics Inc. (USA) and Varigraphics Inc. (USA). Varigrahics Inc. produces the variable, digital, printing associated with our customized security documentation. Varigraphics is under license
for US$ 10,000,000.   Licenses to utilize the technology are
issued for a cost of US$ 15,000,000 each. These have been issued to Secugraphics Inc., (Canada); Secugraphics Inc., (USA) and Secugraphics Inc., (Europe).

Currently, we are in discussions with other organizations to issue licenses, and expect that at least one of these will be signed before the second quarter of 2005.

Revenues from licensing agreements are scheduled to begin in 2005. We anticipate a portion of fixed-cost revenues for calendar 2005 to be in excess of US $15,000,000. And, based on outstanding licenses, revenue sharing royalties are estimated to yield an additional $250,000.

Furthermore, revenues from contracts now in review for projects in Korea and managed by our Company and for licenses pending issuance directly by us to projects in India and Byelorussia are estimated to be greater than US$ 10,000,000 for 2005.

Need For Additional Financing

So far, our Company's director and officer has provided the necessary capital, tools, equipment, software and hardware, to sustain all of our operations since we have been incorporated. In conjunction to the filing of this registration statement our Company is seeking private placement financing of up to US

$1,000,000. Although we have had general discussions with respect to private placements, no commitments currently exist and no proceeds have been raised. The terms of this arrangement are preliminary. Concurrently, we are working to receive overrides from one or more contracts pending with licensed organizations as well as from our direct negotiations.

Our Company believes that its existing capital will be sufficient to cover the costs of compliance with the continuing reporting requirements of the Securities Exchange Act of 1934, as amended, for a period of approximately one year. Further, we anticipate our financial needs to increase substantially once we hire additional personnel, market and implement our technology around the world.


ITEM 3.  DESCRIPTION OF PROPERTY

In the United States we occupy space, rent free, at the Florida office of Contact Capital Group, Inc., located at: Arcade at Royal Palm 1, 950 South Pine Island Road, Suite 150A-106, Plantation, FL 33324. This location is shared office space providing mail and message forwarding services. All correspondence is directed to our location in Toronto.

Our administrative office is also shared space located in Toronto, Canada at 120 Eglinton Avenue East, Suite 500, Canada
M4P, 1E2.


ITEM  4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

As of June 19, 1996 we had 5,000,000 common shares issued and outstanding. The following table sets forth the ownership of our common stock as of August 10, 2004, by each person known by us to be the beneficial owner of more than 5% of our outstanding common stock, by each of our directors, and by all executive officers and our directors as a group. To the best of our knowledge, all persons named have sole voting and investment power with respect to such shares, except as otherwise noted. All preferred shares are owned by our sole director.

                   Name and Address           Amount and Nature      Percentage of    Percentage of
Class of Security  of Beneficial Owner     of Beneficial Ownership   Class of Stock   Voting Stock
-----------------  -------------------     -----------------------   --------------   -------------

Common Stock       Dr. Abraham Adizes         3,000,000                 60%                60%
                   1393 Willow Terrace
                   Oakville, Ontario
                   Canada  L6M 1T6


Common Stock       Ship Island Investments    1,650,169                 33%                33%
                   #500-120 Eglinton Ave. E.
                   Toronto, Ontario
                   Canada  M4P 1E2


Preferred Stock    Dr. Abraham Adizes        15,000,000                100%               100%

                   Management and director   18,000,000                160%               160%
                   as a group


Note:

  1. Preferred stock is non-participating, voting, and is convertible into common stock based on specific sales targets set for the Company. The first million shares are convertible when the earnings per share of the Company is $1.00. At $1.20 two million shares can be converted. The balance or any portion thereafter, is convertible as long as conversion does not lower the earnings per share below $1.50. Performance criteria is established by the Board of Directors.
  2. There are no warrants, options or other rights to acquire securities outstanding to anyone at the date of this registration statement;
  3. Mr. Hines is the President of Ship Island Investments Ltd., a management company, and owns 100% of its stock.


ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Our founder and director, Dr. Abraham Adizes, controls approximately 160% of the stockholder voting rights. Accordingly he possesses control over our operations. This control may allow him to amend corporate filings, elect board members and substantially control all matters requiring approval of the shareholders, including approval of significant corporate transactions. If you become a shareholder in our Company, you may have no effective voice in our management.

Board of Directors

The director and executive officer currently serving our Company is as follows:

Director and Executive Officer

Name                Age       Position Held
----                ---       -------------

Dr. Abraham Adizes  50        Founder, President & CEO, Director,
                              Secretary, Treasurer

Officers hold their positions at the pleasure of the Board of Directors, absent any employment agreement, of which none currently exists or is contemplated. There is no arrangement or understanding between the directors and officers of our Company and any other person pursuant to which any director or officer was or is to be selected as a director or officer.

The director and officer of our Company will devote 100% of his time to our Company's affairs.

Dr. Abraham Adizes
Founder, President, CEO, Director, Secretary and Treasurer
----------------------------------------------------------

Dr. Adizes is an entrepreneur with comprehensive, international experience in implementing technology solutions for corporate and public technological systems. He has more than 24 years experience in Research and Development. His key strengths include a cross disciplinary, systemic and highly innovative approach to research and development, a broad and up-to-date knowledge of the computer and information technologies marketplace and the ability to implement new technologies in a wide variety of settings. As an original founder of C.I.T Technology Group Ltd. (Europe) since 1989, Dr. Adizes led projects in the fields of public health systems and medical digital image technology and graphics industry processes. Since December 2002, he has been a member of DSA, a United States Homeland Document Security Advisory Board with the United States Secret Service.

Over the past five to six years Dr. Adizes has spent much of his time crystalizing the BioKey technology and has done so primarily in Canada. In 1998, he founded the C.I.T. Technology group in Oakville, Ontario, based on the idea and plan to develop an efficient Health Care Insurance control system as a subdivision of the Government Information system. The main goal of this project was to implement protection systems for databases of Health Care Insurance firms and to prevent fraud and corruption in the system. This project was to be implemented in Yugoslavia during the year of 1999. This contract was worth $40 million.

Given his extensive experience with development of imaging technologies in medicine, Dr. Adizes quickly developed a highly sophisticated security system for health cards. Due to the circumstances of war in Yugoslavia in 1999, the project was cancelled with no further plans to continue it in the near future. The system was subsequently put through further development in order for it to be implemented in different industries other than Health Care. With the aim to apply the highly sophisticated universal digital imaging technology to the marketing industry, Secugraphics and Varigraphics were founded as two new divisions of C.I.T. Under Secugraphics, the development of security documents continued, while Varigraphics applied the process of Digital Printing in the industry and developed the first B2B and B2C applications through the WEB2PRINT format.

In the year 2000, under Varigraphics, Dr. Adizes developed the first marketing campaign for Ford Motor Company and proved the effectiveness of this technology. During the same period, a development of WEB2Print application was implemented for GM where this technology proved to be highly successful in the Web environment as well.

In 2001, Dr. Adizes through the C.I.T. Technology Group Inc.,
Canada, received the XEIKON Diamond Award for the best WEB2PRINT application at the World Conference.

In November 2001, Dr. Adizes developed an application of this technology for the Unisys Mexico System for the processing of the National Voters Registration Card. The capacity of production for the project was set at 60,000 cards per day. During this process, C.I.T. successfully developed a front end redesign of Mexico's National Voters Registration Card for the Hewlett Packard (Indigo) digital printing system.

In 2002 Dr. Adizes began the development of the Advantage One Step System for the personalization of passports and travel visas in cooperation with Applied Optical Security Group which contributed to the development of specialized security laminates. Advantage One Step System and Vector 1 Software were successfully promoted at the Amsterdam 2002 Interpol Conference. The system generated considerable interest.

Following these successes, Dr. Adizes continued to develop the complete SDIS (Security Document Issuing System) and Digital Passport. The development became a success by the end of 2002 resulting in two new patents. The development of this Travel Security System began with the integration of Biometric data a project continued in collaboration with the United States Department of Transportation for the Transportation Security Agency (TSA). It was during this period on the initiative with the Secret Service (USSS) that Dr. Adizes became a member of the Document Security Advisory Board (DSA) of the United States' Homeland Security Department.

Again, working with Varigraphics, in February 2003, the GM project received a "Best in Class' award in the United States from PODI (Print on Demand Initiatives). In March 2003, Dr. Adizes began a project for Belgium Universal Airways (BUA) from Brussels, Belgium. BUA was a new airline company which would replace Sabena, the former Belgian national commercial airline carrier. During this period, Dr. Adizes established contacts with SITA, SAS Scandinavian Airlines, British Airways, Nativaire and Lufthansa. Due to general industry economic circumstances and the war in Iraq, the project was suspended.

Since May 2003, Dr. Adizes has been in negotiations with institutions in Europe and the United Kingdom as well as countries in the Pacific Rim. As a result of his collaboration and connections in Europe and the United Kingdom, he has gained support for his approach from high profile individuals like Tony
Boldry, Tom Spencer, Gordon Smith and Nabil Ayad.

Dr. Adizes continues in our Company as President and CEO, directing overall corporate research technology and development. His goal is to concentrate all Research and Development in our Company to provide advice and expertise to licensed operations with respect to market direction, product enhancement and new product development.

Advisory Committee

The following individuals are members of the Advisory Committee of BioKey ID.

Name                     Age
----                     ---

Terence H. Young         54

Terence Young has extensive experience in politics, business and corporate telecommunications. He has demonstrated the capacity to balance competing political and business interests by developing strategies in the public and private sectors - management skills that have proven useful in labor relations work.

From 1996 to 1999 Mr. Young was part of the Caucus Advisory Committee in the Ministry of the Solicitor General. He evaluated ministry budgets and recommended more cost effective priorities. He administered the introduction of Christopher's Law - a registry for sex offenders -- and the implementation of four new super prisons decommissioning the older facilities.

From 1997 to 1999 Mr. Young was a Parliamentary Assistant in the Ministry of Finance under Deputy Premier Ernie Eves. He co-chaired the budget consultation committee in nine cities in talks with industry. Reform topics covered included the harmonization of pension plans and changes for Life Income Funds. Young was also a member of the Caucus Advisory Committees for the Ministry of Intergovernmental Affairs and the Ministry of Transportation from 1997 to 1999. As an advisory member he worked on the new Social Union that resulted in the Calgary Framework wherein the ten provinces made a successful request for $1B in additional health care funding from the federal government. He also advised on rail service, Highway 407 and the proposed Mid-Peninsula Highway.

In 1999 Mr. Young sat in the Legislative Assembly of Ontario as the member for Halton Centre and served as parliamentary assistant to the Minister of Finance. He conducted Town Hall meetings with constituents, created the Terence Young Cable TV Show and wrote regular newspapers columns. Young worked extensively with municipal officials on the Who Does What disentanglement of government. He also liaised with local and regional councils and numerous government funded organizations including the Oakville-Trafalgar Memorial Hospital and Halton Regional Police Service.

From 1999 to 2003 Mr. Young was vice-chair in the Ontario
Association of Former Parliamentarians and president of the Lewis
Garnsworthy Tower Seniors Residence.

Mr. Young has been president of The Policy Alliance Inc since 1999. A partial list of clients includes Resource Environmental Associates, Canadian Hydrogen Energy Company, Secugraphics Inc., ACS Public Sector Solutions, St. Peter's Health System, Arts and Letters Club of Toronto, Ontario Hospital Association, Ontario Campaign for Action on Tobacco, Hamilton Health Sciences Corporation and the Canadian Opera Company.

He was appointed by Premier Harris to the Board of Directors of the Alcohol and Gaming Commission of Ontario from 2000 to 2003.

Name                       Age
----                       ---

Dr. Ki-Yoong Hong, Ph.D    43

Dr. Ki-Yoong Hong has published more than fifty papers in Korean industry proceedings and journals. He has received numerous awards for his work. Dr. Hong completed his Masters in Computer Science from Chung Ang University, Korea in 1990 and went on to complete his Ph.D in computer engineering from AJOU University, Korea in 1996. His thesis title was `Cryptographic Protocols and Secure Information Flow Control for Network Security'.

From 1997 to the present Dr. Hong has been a committee member in the Institute of Information Technology Assessment, Korea. On Oct. 26, 1997, he published `Firewall System for Multilevel Security Environment', Proceedings of the '97 Joint Workshop on Information Security and Cryptology (JW-ISC'97), Seoul, Korea.

From March 1998 to March 1999, Dr. Hong was a board member at the Korea Institute of Information Security and Cryptology. From 1998 to the present he has been a professor in the Department of Information Security at Dongguk University, Seoul, Korea. In June, 1998, he published `Development of Security Evaluation Criteria for Firewalls in KOREA', Proceedings of 10th Canadian Information Technology Security Symposium 1998 pp. 107 - 121.

In 1999 Dr. Hong won the Best Paper Award for the Workshop on
Information Security and Cryptology, Korea.

The following year he was awarded the Presidential Prize of the Republic of Korea. He published `The Digital Signature Scheme in KOREA', Proceedings of 12th Canadian Information Technology Security Symposium 2000 in June 2000. From 2000 to the present, Dr. Hong has been chairman of the PKI Subcommittee, Internet Security Technology Forum, Korea. He has also been CEO and president of SECUVE Co., Ltd. and KSIGN since 2000.

Dr. Hong was the Digital eLeader Prize Winner, Digital Times, Korea in 2001. From 2001 to the present he has been a member of the Committee on Digital Signature Act with the Ministry of Information and Communication, and a member of the Special Task Force Committee, both in Korea.

Liability and Indemnification of Directors and Officers

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons, we have been advised that in the opinion of the Securities Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities, other than the payment by us of expenses incurred or paid by our directors, officers or controlling persons in the successful defense of any action, suit or proceedings, is asserted by such director, officer, or controlling person in connection with any securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issues.

Reference is hereby made to the provisions of the General Corporation Law of the State of Florida which provides for indemnification of our directors and officers under certain circumstances. At present, we have not entered into individual indemnification agreements with our officers and/or directors. However, our Bylaws provide a comprehensive indemnification provision which provides that the Company shall indemnify, to the fullest extent under Florida law, its directors and officers against certain liabilities incurred with respect to their service in such capacities. Indemnification under our Bylaws is nonexclusive of any other right such persons may have under statute, agreement, or action of our Board of Directors or shareholders.

Involvement In Certain Legal Proceedings

To the best of our knowledge, no officer, director, promoter or control person of our Company has been involved in any legal proceeding that would be material to an evaluation of the ability or integrity of such person in this capacity.


ITEM 6.  EXECUTIVE COMPENSATION

On August 10, 2004, Dr. Adizes received 3,000,000 shares of common stock in consideration for his expertise and experience in implementing and developing our proprietary software at par value $.0001. Additionally, 15,000,000 shares of performance, preferred stock were issued to Dr. Adizes, at par value $.0001, to be converted to common shares upon approval by the Board of Directors. No other officer or director has received shares. Although there is no current plan in existence, it is possible that we could adopt a plan to pay or accrue compensation to our officers and directors for services related to implementing our business plan. Our Company has no retirement, pension, or profit-sharing programs for the benefit of directors, officers or other employees, but the Board of Directors may recommend adoption of one or more such programs in the future.

On August 10, 2004, we adopted the 2004 Stock Option Plan (the "Plan".) The purpose of the Plan is to enable us to attract, retain and motivate key employees, directors and consultants, by providing them with stock options. Options granted under the

Plan may be either incentive stock options, as defined in Sections 422A of the Internal Revenue Code of 1986, or non-qualified stock options. We have reserved 100,000 shares of common stock for issuance under the Plan.

Our Board of Directors will administer the Plan. Our Board has the power to determine the terms of any options granted under the Plan, including the exercise price, the number of shares subject to the option, and conditions of exercise. Options granted under the Plan are generally not transferable, and each option is generally exercisable during the lifetime of the holder only by the holder. The exercise price of all incentive stock options granted under the Plan must be at least equal to the fair market value of the shares of common stock on the date of the grant. With respect to any participant who owns stock possessing more than 10% of the voting power of all classes of stock, the exercise price of any incentive stock option granted must be equal to at least 110% of the fair market value on the granted date. Our Board of directors approves the terms of each option. These terms are reflected in a written stock option agreement.

As of the date of this registration statement, there have been no stock options issued pursuant to the Plan and no warrants or other rights to acquire securities outstanding.


ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Ship Island Investments, owned by Paul Hines, is a management company holding 1,650,169 common shares in our Company. These shares form a retained position to Ship Island controlled by Paul
Hines, former owner and principal of our Company.


ITEM 8.  DESCRIPTION OF SECURITIES

The following description is a summary and is qualified in its entirety by the provisions of our Articles of Incorporation and Bylaws, copies of which have been filed as exhibits to this registration statement.

General

We are authorized to issue 50,000,000 shares of common stock with a par value of $.0001 per share and 50,000,000 preferred shares with a par value of $.0001. As of August 10, 2004, 5,000,000 shares were issued and outstanding, 2,000,000 of which are retained by the founding shareholders of the Company. The remaining 3,000,000 shares of BioKey ID's common stock (the "common stock") were issued to Dr. Abraham Adizes as well as 15,000,000 preferred shares that may be converted to common stock based upon sales targets determined by the Board. Both classes of stock were issued to Dr. Adizes at par value $.0001.

Of the 5,000,000 common shares issued and outstanding, 2,000,000 shares of common stock retained were pro-rated one (1) common share of BioKey ID for each thirty (30) shares of NatQuote Financial, Inc., the parent company. The remaining 3,000,000 shares of common stock were issued to transfer control and ownership of our Company to Dr. Adizes.

The 15,000,000 non-participating, voting, preference shares issued to Dr. Adizes may be converted to common based on sustained earnings per share. The criteria was established by the Board and tied to specific sales performance. At $1.00 in earnings per share the first million are convertible. At $1.20 two million shares can be converted. The balance thereafter is convertible only if the earnings per share is $1.50 or above after conversion.

Common Stock

Our Articles of Incorporation authorize the issuance of up to 50,000,000 common shares with a par value of $.0001 per share. Each shareholder is entitled to one (1) vote for each share of common stock on all matters submitted to a vote of shareholders. Cumulative voting for the election of directors is not provided for in BioKey ID's Certificate of Incorporation, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election.

     The holders of common stock:

     * have equal rights to dividends from funds legally available therefore, when and if declared by our Board of Directors;
     * are entitled to share ratably in all of our assets available for distribution to holders of common stock upon liquidation, dissolution or winding up our affairs;
     * do not have preemptive rights, conversion rights, or redemption of sinking fund provisions;
     * are not entitled to pre-emptive rights, nor is the common stock subject to conversion or redemption rights.

Voting Rights

Each share of common stock entitles the holder to one vote, either in person or by proxy, at meetings of shareholders. The holders are not permitted to vote their shares cumulatively. Accordingly, the holders of common stock holding, in the aggregate, more than fifty percent of the total voting rights can elect all of our directors and, in such event, the holders of the remaining minority shares will not be able to elect any of such directors. The vote of the holders of a majority of the issued and outstanding shares of common stock entitled to vote thereon is sufficient to authorize, affirm, ratify or consent to such act or action, except as otherwise provided by law.

Dividend Rights

There are no limitations or restrictions upon the rights of our Board of Directors to declare dividends. All shares of common stock are entitled to participate proportionally in dividends if our Board of Directors declares them out of the funds legally available. These dividends may be paid at any time in cash, property or additional shares of common stock except when we are insolvent or when the payment thereof would render us insolvent subject to the laws of the State of Florida. We have not paid any dividends since our inception and presently anticipate that all earnings, if any, will be retained for development of our business. Any future dividends will be at the discretion of our Board of Directors and will depend upon, among other things, our future earnings, operating and financial condition, capital requirements, and other factors. Therefore, there can be no assurance that any dividends on the common stock will be paid in the future.

Other Rights and Provisions

Holders of common stock have no preemptive or other subscription rights, conversion rights, redemption or sinking fund provisions. No other material rights are attached to our common shares.
There is no provision in our Articles of Incorporation nor our Bylaws that would delay, defer or prevent a change of our control. In the event of our dissolution, whether voluntary or involuntary, each share of common stock is entitled to share proportionally in any assets available for distribution to holders of our equity after satisfaction of all liabilities and payment of the applicable liquidation preference of any
outstanding shares of preferred stock.   We have not issued any
debt securities.

Preferred Stock

The Board of Directors is authorized, without shareholder approval, from time to time to issue up to an aggregate of 50,000,000 shares of preferred stock in one or more series. The Board of Directors can fix the rights, preferences and privileges of the shares of each series and any qualifications, limitations or restrictions. Issuance of preferred stock while providing desirable flexibility for ongoing corporate purposes could have the effect of discouraging any major acquisition of our outstanding voting stock.

     The holders of preferred stock:

     * are entitled to conversion and redemption in the event of liquidation, dissolution or winding-up. Any conversion or redemption is satisfied with an equivalent number of preferred stock. Upon liquidation, dissolution or winding-up of our Company, the assets legally available for distribution to shareholders are distributable ratably among all shares outstanding which include the preferred shares at that time after payment of liquidation preferences, if any, and payment of other claims of creditors. Each preferred share outstanding upon completion hereof:

     * is entitled to one vote per share, either in person or by proxy, on all matters that may be voted on by owners of shares at meetings of our stockholders;

     * is NOT entitled to participate in dividends from funds legally available therefore;

     * is entitled to share ratably with holders of common stock in all assets available for distribution to holders of our stock upon liquidation, dissolution or winding up of our affairs; and

     * is entitled to convert each preferred share to one share of common stock.

Stock Option Plan

On August 10, 2004, BioKey ID adopted the 2004 Stock Option Plan (the "Plan") under which officers, directors, consultants, advisors and employees may receive stock options. The aggregate number of shares that may be issued under the plan is 100,000 common. The purpose of the Plan is to assist the Company in attracting and retaining selected individuals to serve as directors, officers, consultants, advisors, and employees of the company who contribute to the Company's success, and to achieve long-term objectives that will inure to the benefit of all shareholders through the additional incentive inherent in the ownership of BioKey ID's common stock. Options granted under the plan will be either "incentive stock options", intended to qualify as such under the provisions of section 422 of the Internal Revenue Code of 1986, as from time to time amended (the "Code") or "unqualified stock options". For the purposes of the Plan, the term "subsidiary" shall mean "subsidiary corporation", as such term is defined in section 424(f) of the Code, and "affiliate" shall have the meaning set forth in Rule 12b-2 of the Exchange Act.

The Plan will be administered by the Board of Directors who will set the terms under which options are granted. No options have been granted under the Plan as of the date of this registration statement.

Shares Eligible For Future Sale

Prior to this registration, there has been no public market for our common stock. Future sales of substantial amounts of common stock in the public market, or the availability of shares for sale, could adversely affect the prevailing market price of our common stock and our ability to raise capital through an offering of equity.

As of the date hereof, BioKey ID has 50,000,000 shares of common stock authorized, of which 5,000,000 are issued and outstanding. 50,000,000 shares of preferred stock are authorized. 5,000,000 shares of common stock held by current stockholders will become freely tradable without restrictions under the Securities Act of 1933 after the mandatory one year holding period from the date of issuance. An additional 100,000 shares of common stock are reserved for the 2004 Stock Option Plan and when issued will be subject to the requirements of Rule 144 of the Securities Act of 1933 unless qualified as free trading by further submissions by BioKey ID.

In general, under Rule 144 of the Securities Act of 1933 as currently in effect, a shareholder who has beneficially owned, for at least one year, shares privately acquired, directly or indirectly, from BioKey ID or from an affiliate of BioKey ID, and persons who are affiliates of BioKey ID who have acquired the shares in registered transactions, may be entitled to sell in the open market within any three-month period a number of shares of common stock that does not exceed the greater of:

      i)   1% of the outstanding shares of our common stock; or
      ii) the average weekly trading volume in the common stock during the four calendar weeks preceding such sale. Sales under Rule 144 of the Securities Act of 1933 are also subject to certain requirements relating to the manner and notice of sale and the availability of current public information about BioKey ID. In general, under Rule 144K of the Securities Act of 1933, as currently in effect, a shareholder, who is not an affiliate of BioKey ID and who has beneficially owned such shares for at least two years, may be entitled to sell all of such shares without regard to the volume limitations of Rule 144 of the Securities Act of 1933, provided they have not been affiliates for the three months preceding such sale.

Further, Rule 144A as currently in effect, in general, permits unlimited resale of restricted securities of any issuer provided that the purchaser is an institution that owns and invests, on a discretionary basis, at least $100 million in securities or is a registered broker-dealer that owns and invests $10 million in securities. Rule 144A allows our existing shareholders to sell their shares of common stock to such institutions and registered broker-dealers without regard to any volume or other restrictions. Unlike under Rule 144, restricted securities sold under Rule 144A to non-affiliates do not lose their status as restricted securities.

No predictions can be made with respect to the effect, if any, that public sales of common stock or the availability of shares for sale will have on the market price of the common stock after this registration becomes effective. Sales of substantial amounts of common stock in the public market following, or the perception that such sales may occur, could adversely affect the market price of the common stock or the ability of BioKey ID to raise capital through sales of its equity securities.

Dividends

We have not declared any cash dividends on our common stock since our inception and do not anticipate paying such dividends in the foreseeable future. We plan to retain any future earnings for use in the development and expansion of our business. Any decisions as to future payment of dividends will depend on our earnings, financial position and such other factors as the Board of Directors deems relevant.

                                 PART II

ITEM 1.  MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our common stock is not traded on any exchange. We plan to eventually seek listing on the NASDAQ Small Cap, once our registration statement has become effective, if ever. We cannot guarantee that we will obtain a listing. There is no trading activity in our securities, and there can be no assurance that a regular trading market for our common stock will ever be developed. On the date hereof there are no options or warrants to acquire any securities outstanding. As of the date hereof, there are approximately 540 shareholders of record of our common stock and one (1) shareholder of our preferred stock.

Effective August 11, 1993, the Securities and Exchange Commission adopted Rule 15g-9, which established the definition of a "penny stock," for purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require:

      i) that a broker or dealer approve a person's account for transactions in penny stocks; and
      ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

In order to approve a person's account for transactions in penny stocks, the broker or dealer must:

      i) obtain financial information and investment experience and objectives of the person; and
      ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form:

      i) sets forth the basis on which the broker or dealer made the suitability determination;
      ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

The National Association of Securities Dealers, Inc. (the "NASD"), which administers NASDAQ, has recently made changes in the criteria for initial listing on the NASDAQ Small Cap market and for continued listing. For initial listing, a company must have net tangible assets of $4 million, market capitalization of $50 million or net income of $750,000 in the most recently completed fiscal year or in two of the last three fiscal years. For initial listing, the common stock must also have a minimum bid price of $4 per share. In order to continue to be included on NASDAQ, a company must maintain $2,000,000 in net tangible assets and a $1,000,000 market value of its publicly-traded securities. In addition, continued inclusion requires two market-makers and a minimum bid price of $1.00 per share.


ITEM 2.  LEGAL PROCEEDINGS

Not Applicable.


ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Financial Statements included in this registration statement are in reliance upon Rotenberg & Company, LLP, Independent Certified
Public Accountants, as experts in accounting and auditing. There have been no changes or disagreements.


ITEM 4.   RECENT SALE OF UNREGISTERED SECURITIES

None


ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Our by-laws provide for indemnification of each person (including the heirs, executors, administrators, or estate of such person) who is or was a director or officer of BioKey ID to the fullest extent permitted or authorized by current or future legislation or judicial or administrative decision against all fines, liabilities, costs and expenses, including attorneys' fees, arising out of his or her status as a director, officer, employee or representative. The foregoing right of indemnification shall not be exclusive of other rights to which those seeking an indemnification may be entitled. BioKey ID may maintain insurance, at its expense, to protect itself and all officers and directors against fines, liabilities, costs, and expenses, whether or not the corporation would have the legal power to indemnify them directly against such liability.

Costs, charges and expenses (including attorney's fees) incurred by a person referred to above in defending a civil or criminal proceeding shall be paid by BioKey ID in advance of the final disposition thereof upon receipt of any undertaking to repay all amounts advanced if it is ultimately determined that the person is not to be indemnified by BioKey ID and upon satisfaction of other conditions required by current or future legislation.

If this indemnification or any portion of it is invalidated on any ground by a court of competent jurisdiction, BioKey ID, nevertheless, indemnifies each person described above to the fullest extent permitted by all portions of this indemnification that have not been invalidated and to the fullest extent permitted by law.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling an issuer pursuant to the foregoing provisions, the opinion of the Commission is that such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

                            PART F/S

You should read carefully all the information in this registration, including these financial statements and their explanatory notes. Statements included in this report that do not relate to present or historical conditions are "forward-looking statements" within the meaning of the Safe Harbor provisions of the Private Securities Litigation Reform Act of
1995 (the "1995 Reform Act"). Additional oral or written forward-looking statements may be made by the Company from time to time and such statements may be included in documents other than this Report that are filed with the Commission. Such forward-looking statements involve risks and uncertainties that could cause results or outcomes to differ materially from those expressed in such forward-looking statements. Forward-looking statements in this report and elsewhere may include, without limitation, statements relating to our plans, strategies, objectives, expectations, intentions and adequacy of resources and are intended to be made pursuant to the Safe Harbor provisions of the 1995 Reform Act Introduction.

                          BIOKEY ID INC.

                    (A FLORIDA CORPORATION)


                        FINANCIAL REPORTS

                               AT

                          JULY 31, 2004

BIOKEY IDENTIFICATION INC.
(FORMERLY DEMCO INDUSTRIES, INC.)
(A DEVELOPMENT STAGE COMPANY)
(A FLORIDA CORPORATION)
Plantation, Florida


TABLE OF CONTENTS
---------------------------------------------------------------------------

    Balance Sheet at July 31, 2004 (Unaudited)
    and January 31, 2004. . . . . . . . . . . . . . . . . . . . . . . F-1

    Statements of Changes in Stockholders' Deficit for
    the Six Months Ended July 31, 2004 and 2003 and for the
    Period from Date of Inception (March 29, 1996) through
    July 31, 2004 (Unaudited) . . . . . . . . . . . . . . . . . . . . F-2

    Statements of Operations for the Three and Six Months
    Ended July 31, 2004 and 2003 and for the Period from
    Date of Inception (March 29, 1996) through
    July 31, 2004 (Unaudited) . . . . . . . . . . . . . . . . . . . . F-3

    Statements of Cash Flows for the Six Months Ended
    July 31, 2004 and 2003 and for the Period from
    Date of Inception (March 29, 1996) through
    July 31, 2004 (Unaudited) . . . . . . . . . . . . . . . . . . . . F-4

Notes to Financial Statements . . . . . . . . . . . . . . . . . . . . F-5

DEMCO INDUSTRIES, INC.
(A DEVELOPMENT STAGE COMPANY)
(A FLORIDA CORPORATION)
Plantation, Florida



BALANCE SHEETS
===========================================================================================

                                                                (Unaudited)
                                                                 July 31,       January 31,
                                                                   2004            2004
                                                                -----------     -----------
ASSETS


Cash and Cash Equivalents                                       $      --       $      --
-------------------------------------------------------------------------------------------
Total Assets                                                    $      --       $      --

===========================================================================================

LIABILITIES AND STOCKHOLDERS' DEFICIT

Liabilities
Accrued Expenses                                                $  11,125       $   3,325
-------------------------------------------------------------------------------------------
Total Liabilities                                                  11,125           3,325

Stockholders' Deficit
Common Stock:     $.0001 Par; 50,000,000 Shares Authorized;
                  5,000,000 Issued and Outstanding                    500             500
Preferred Stock:  $.0001 Par; 50,000,000 Shares Authorized;
                  12,950,000 Issued and Outstanding                 1,295           1,295
Additional Paid-In Capital                                         22,055          22,055
Deficit Accumulated During Development Stage                      (34,975)        (27,175)
-------------------------------------------------------------------------------------------

Total Liabilities and Stockholders' Deficit                       (11,125)         (3,325)
-------------------------------------------------------------------------------------------

Total Liabilities and Stockholders' Deficit                     $      --       $      --
===========================================================================================


The accompanying notes are an integral part of these financial statements.

DEMCO INDUSTRIES, INC.
(A DEVELOPMENT STAGE COMPANY)
(A FLORIDA CORPORATION)
Plantation, Florida





STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT
===============================================================================================================================

                                                                                                  Deficit
                                        Common Stock          Preferred Stock                   Accumulated
                                       (Par $0.0001)          (Par $0.0001)       Additional       During
                                     Number                Number                  Paid-In      Development     Stockholders'
                                   of Shares     Value    of Shares      Value     Capital         Stage       Equity (Deficit)
                                   --------------------------------------------------------------------------------------------

Balance - March 29, 1996                  --    $   --            --   $    --    $      --     $       --      $      --

Shares Issued in Exchange for
  Expenses Paid by Stockholders    5,000,000       500    12,950,000     1,295           --             --          1,795

Expenses Paid by Stockholder              --        --            --        --       19,805             --         19,805

Net Loss for the Period                   --        --            --        --           --        (22,340)       (22,340)
                                   --------------------------------------------------------------------------------------------

Balance - January 31, 2003         5,000,000       500    12,950,000     1,295       19,805        (22,340)          (740)

Expenses Paid by Stockholder              --        --            --        --        1,500             --          1,500

Net Loss for the Period                   --        --            --        --           --         (2,435)        (2,435)
  (Unaudited)
                                   --------------------------------------------------------------------------------------------

Balance - July 31, 2003            5,000,000       500    12,950,000     1,295       21,305        (24,775)        (1,675)
  (Unaudited)

Expenses Paid by Stockholder              --        --            --        --          750             --            750

Net Loss for the Period                   --        --            --        --           --         (2,400)        (2,400)
  (Unaudited)
                                   --------------------------------------------------------------------------------------------

Balance - January 31, 2004         5,000,000       500    12,950,000     1,295       22,055        (27,175)        (3,325)

Net Loss for the Period                   --        --            --        --           --         (7,800)        (7,800)
  (Unaudited)
                                   --------------------------------------------------------------------------------------------

Balance - July 31, 2004
  (Unaudited)                      5,000,000    $  500    12,950,000   $ 1,295    $  22,055     $  (34,975)     $ (11,125)
                                   ============================================================================================



The accompanying notes are an integral part of these financial statements.

DEMCO INDUSTRIES, INC.
(A DEVELOPMENT STAGE COMPANY)
(A FLORIDA CORPORATION)
Plantation, Florida



STATEMENTS OF OPERATIONS (UNAUDITED)
=================================================================================================================================

                                                   Period from
                                                Date of Inception
                                                 (March 29, 1996)      Six Months Ended July 31,     Three Months ended July 31,
                                                    through          ----------------------------    ----------------------------
                                                 July 31, 2004           2004             2003           2004             2003
                                                ----------------     ------------    ------------    ------------    ------------

Revenues                                        $         --         $         --    $         --    $         --    $         --

Expenses
Legal and Professional                                19,925                6,000             935           3,000             750
Transfer Agent                                        15,050                1,800           1,500             900             750

Total Expenses                                       (34,975)               7,800           2,435           3,900           1,500

Net Loss for the Period                         $    (34,975)        $     (7,800)   $     (2,435)   $     (3,900)   $     (1,500)
=================================================================================================================================

Weighted Average Number of
  Common Shares Outstanding
  - Basic and Diluted                              5,000,000            5,000,000       5,000,000       5,000,000       5,000,000

Net Loss per Common Share
  - Basic and Diluted                           $      (0.01)        $      (0.00)   $      (0.00)   $      (0.00)   $      (0.00)
=================================================================================================================================



The accompanying notes are an integral part of these financial statements.

DEMCO INDUSTRIES, INC.
(A DEVELOPMENT STAGE COMPANY)
(A FLORIDA CORPORATION)
Plantation, Florida



STATEMENTS OF CASH FLOWS (UNAUDITED)
======================================================================================================

                                                      Period from
                                                   Date of Inception
                                                    (March 29, 1996)        Six Months Ended July 31,
                                                       through            ----------------------------
                                                    July 31, 2004             2004            2003
                                                   ----------------       ------------    ------------
Cash Flows from Operating Activities

Net Loss for the Period                              $   (34,975)         $    (7,800)     $  (2,435)

Non-Cash Adjustments:
  Expenses Paid by Stockholders                           23,850                 --            1,500

Changes in Assets and Liabilities:
  Accrued Expenses                                       (11,125)               7,800            935

Net Cash Flows from Operating Activities                    --                   --              --

Net Cash Flows from Investing Activities                    --                   --              --

Net Cash Flows from Financing Activities                    --                   --              --

Net Change in Cash and Cash Equivalents                     --                   --              --

Cash and Cash Equivalents - Beginning of Period             --                   --              --

Cash and Cash Equivalents - End of Period            $      --            $      --       $      --
                                                     ------------------------------------------------
NON-CASH INVESTING AND FINANCING ACTIVITIES

Expenses Paid by Stockholders in
  Exchange for Common and Preferred Stock            $   1,795            $      --       $      --

Expenses Paid by Stockholders                        $  22,055            $      --       $   1,500
                                                     ================================================



The accompanying notes are an integral part of these financial statements.

DEMCO INDUSTRIES, INC.
(A DEVELOPMENT STAGE COMPANY)
(A FLORIDA CORPORATION)
Plantation, Florida


NOTES TO FINANCIAL STATEMENTS
---------------------------------------------------------------------------

Note A - Basis of Presentation

      The condensed financial statements of Demco Industries, Inc. (the "Company") included herein have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission (the "SEC"). Certain information and footnote disclosures normally included in financial statements prepared in conjunction with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations, although the Company believes that the disclosures are adequate to make the information presented not misleading. These condensed financial statements should be read in conjunction with the annual audited financial statements and the notes thereto included in the Company's registration statement on Form 10-SB, and other reports filed with the SEC.

      The accompanying unaudited interim financial statements reflect all adjustments of a normal and recurring nature which are, in the opinion of management, necessary to present fairly the financial position, results of operations, and cash flows of the Company for the interim periods presented. The results of operations for these periods are not necessarily comparable to, or indicative of, results of any other interim period or for the fiscal year taken as a whole. Factors that affect the comparability of financial data from year to year and for comparable interim periods include non-recurring expenses associated with the Company's registration with the SEC, costs incurred to raise capital, and stock awards.

Note B - Subsequent Events

      Name and Business Intent
      ------------------------
      The  Articles  of Incorporation were amended on  August  5,
      2004  in order to change the name of the Company to  BioKey
      Identification Inc.

      In connection with the change in the Company's name on August 5, 2004, the Company has abandoned the intent to conduct business in the demolition industry and presently intends to develop and disseminate proprietary software for document security.

      Preferred Stock
      ---------------
      In August 2004, the 12,950,000 previously issued preferred shares were cancelled.

      Employee Stock Option Plan
      --------------------------
      In August 2004 the Company established a Stock Option Plan, under which 100,000 shares of common stock are reserved for issuance to officers, key employees, consultants, advisors and directors of the Company or any of its subsidiaries or affiliates at the discretion of the Board of Directors. The option price per share and vesting time is to be determined by the Board of Directors when the option is granted. Any outstanding options at that time will remain outstanding until they have been exercised or terminated.

                                                    - continued -

DEMCO INDUSTRIES, INC.
(A DEVELOPMENT STAGE COMPANY)
(A FLORIDA CORPORATION)
Plantation, Florida


NOTES TO FINANCIAL STATEMENTS
---------------------------------------------------------------------------

Note B -  Subsequent Events - continued

      Technology Acquisition
      ----------------------
      On August 10, 2004 the Company obtained software and hardware ("Technology") from 008bksign Inc. that performs pre-processing variable security design to data in such a way that the data are defined in vector format, which allows for more efficient and enhanced printing. The Technology, valued at $3,650,000, was obtained by issuing 15,000,000 shares of non-participating, performance, voting preferred stock which can be converted to common stock. The value of the Technology is an approximate cost associated with the Company's development of the Technology based on management estimates.

      Licenses
      --------
      On August 11, 2004, the Company entered into a license agreement with Secugraphics, Inc. The term of the agreement is for a period of 5 years and allows the licensee the right to use and disseminate the Company's "Security Document Issuing System" technology (SDIS) and develop market applications for the Technology. In consideration of granting the license, the Company will receive a one-time fixed royalty of $15,000,000. In addition, the Company will receive variable royalties of 5% of all revenue arising from the licensee's application of the Technology. The royalty fees will be received as follows:

         Fixed Royalty Fees:

         *  A minimum of $5,000,000 due in 2005 with $2,000,000 due each year thereafter.

         Variable Royalty Fees:

         * A minimum of $25,000 due in 2005 with a minimum of $100,000 due each year thereafter.

      As a condition of the agreement, the Company has agreed to continue to invest in research and development of its Technology and to make available those innovations to Secugraphics, Inc.

      On August 11, 2004, the Company entered into a license agreement with Varigraphics, Inc. The term of the agreement is for a period of 5 years and allows the licensee the right to use and disseminate the Company's "Security Document Issuing System" technology (SDIS) and to process the Technology to integrate complex images into variably printed materials. In consideration of granting the license, the Company will receive a one-time fixed royalty of $10,000,000. In addition, the Company will receive variable royalties of 5% of all revenue arising from the licensee's application of the Technology. The royalty fees will be received as follows:

         Fixed Royalty Fees:

         *  A minimum of $5,000,000 due in 2005 with $1,250,000
            due each year thereafter.

         Variable Royalty Fees:

         * A minimum of $20,000 due in 2005 with a minimum of $50,000 due each year thereafter.

                          BIOKEY ID INC.

                    (A FLORIDA CORPORATION)


                        FINANCIAL REPORTS

                               AT

                          APRIL 30, 2004

BIOKEY IDENTIFICATION INC.
(FORMERLY DEMCO INDUSTRIES, INC.)
(A DEVELOPMENT STAGE COMPANY)
(A FLORIDA CORPORATION)
Plantation, Florida


TABLE OF CONTENTS
---------------------------------------------------------------------------

    Balance Sheet at April 30, 2004 (Unaudited)
    and January 31, 2004 . . . . . . . . . . . . . . . . . . . . . . . F-7

    Statements of Changes in Stockholders' Deficit for
    the Three Months Ended April 30, 2004 and 2003 and for the
    Period from Date of Inception (March 29, 1996) through
    April 30, 2004 (Unaudited) . . . . . . . . . . . . . . . . . . . . F-8

    Statements of Operations for the Three Months Ended
    April 30, 2004 and 2003 and for the Period from
    Date of Inception (March 29, 1996) through
    April 30, 2004 (Unaudited) . . . . . . . . . . . . . . . . . . . . F-9

    Statements of Cash Flows for the Three Months Ended
    April 30, 2004 and 2003 and for the Period from
    Date of Inception (March 29, 1996) through
    April 30, 2004 (Unaudited) . . . . . . . . . . . . . . . . . . . . F-10

Notes to Financial Statements  . . . . . . . . . . . . . . . . . . . . F-11

DEMCO INDUSTRIES, INC.
(A DEVELOPMENT STAGE COMPANY)
(A FLORIDA CORPORATION)
Plantation, Florida




BALANCE SHEETS
===========================================================================================

                                                                (Unaudited)
                                                                 April 30,      January 31,
                                                                   2004            2003
                                                                -----------     -----------
ASSETS


Cash and Cash Equivalents                                       $      --       $      --
---------------------------------------------------------------------------------------------
Total Assets                                                    $      --       $      --

===========================================================================================

LIABILITIES AND STOCKHOLDERS' DEFICIT

Liabilities
Accrued Expenses                                                $   7,225       $   3,325
---------------------------------------------------------------------------------------------
Total Liabilities                                                   7,225           3,325

Stockholders' Deficit
Common Stock:     $.0001 Par; 50,000,000 Shares Authorized;
                  5,000,000 Issued and Outstanding                    500             500
Preferred Stock:  $.0001 Par; 50,000,000 Shares Authorized;
                  12,950,000 Issued and Outstanding                 1,295           1,295
Additional Paid-In Capital                                         22,055          19,805
Deficit Accumulated During Development Stage                      (31,075)        (27,175)
---------------------------------------------------------------------------------------------

Total Stockholders' Deficit                                        (7,225)         (3,325)
---------------------------------------------------------------------------------------------

Total Liabilities and Stockholders' Deficit                     $      --       $      --
===========================================================================================


The accompanying notes are an integral part of these financial statements.

DEMCO INDUSTRIES, INC.
(A DEVELOPMENT STAGE COMPANY)
(A FLORIDA CORPORATION)
Plantation, Florida



STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT
===============================================================================================================================

                                                                                                  Deficit
                                        Common Stock          Preferred Stock                   Accumulated
                                       (Par $0.0001)          (Par $0.0001)       Additional       During
                                     Number                Number                  Paid-In      Development     Stockholders'
                                   of Shares     Value    of Shares      Value     Capital         Stage       Equity (Deficit)
                                   --------------------------------------------------------------------------------------------

Balance - March 29, 1996                  --    $   --            --   $    --    $      --     $       --      $      --

Shares Issued in Exchange for
  Expenses Paid by Stockholders    5,000,000       500    12,950,000     1,295           --             --          1,795

Expenses Paid by Stockholder              --        --            --        --       19,805             --         19,805

Net Loss for the Period                   --        --            --        --           --        (22,340)       (22,340)
                                   --------------------------------------------------------------------------------------------

Balance - January 31, 2003         5,000,000       500    12,950,000     1,295       19,805        (22,340)          (740)

Expenses Paid by Stockholder              --        --            --        --          750             --            750

Net Loss for the Period                   --        --            --        --           --           (935)          (935)
                                   --------------------------------------------------------------------------------------------

Balance - April 30, 2003           5,000,000       500    12,950,000     1,295       20,555        (23,275)          (925)
  (Unaudited)

Expenses Paid by Stockholder              --        --            --        --        1,500             --          1,500

Net Loss for the Period                   --        --            --        --           --         (3,900)        (3,900)
  (Unaudited)
                                   --------------------------------------------------------------------------------------------

Balance - January 31, 2004         5,000,000       500    12,950,000     1,295       22,055        (27,175)        (3,325)

Net Loss for the Period                   --        --            --        --           --         (3,900)        (3,900)
  (Unaudited)
                                   --------------------------------------------------------------------------------------------

Balance - April 30, 2004
  (Unaudited)                      5,000,000    $  500    12,950,000   $ 1,295    $  22,055     $  (31,075)     $  (7,225)
                                   ============================================================================================



The accompanying notes are an integral part of these financial statements.

DEMCO INDUSTRIES, INC.
(A DEVELOPMENT STAGE COMPANY)
(A FLORIDA CORPORATION)
Plantation, Florida



STATEMENTS OF OPERATIONS (UNAUDITED)
===================================================================================================

                                                   Period from
                                                Date of Inception
                                                 (March 29, 1996)      Three Months Ended April 30,
                                                    through            ----------------------------
                                                 April 30, 2004           2004             2003
                                                ----------------       ------------    ------------

Revenues                                        $         --           $         --    $         --

Expenses
Legal and Professional                                16,925                  3,000             185
Transfer Agent                                        14,150                    900             750

Total Expenses                                       (31,075)                 3,900             935

Net Loss for the Period                         $    (31,075)          $     (3,900)   $       (935)
                                                ===================================================

Weighted Average Number of
  Common Shares Outstanding
  - Basic and Diluted                              5,000,000              5,000,000       5,000,000

Net Loss per Common Share
  - Basic and Diluted                           $      (0.01)          $      (0.00)   $      (0.00)
                                                ===================================================



The accompanying notes are an integral part of these financial statements.

DEMCO INDUSTRIES, INC.
(A DEVELOPMENT STAGE COMPANY)
(A FLORIDA CORPORATION)
Plantation, Florida



STATEMENTS OF CASH FLOWS (UNAUDITED)
======================================================================================================

                                                      Period from
                                                   Date of Inception
                                                    (March 29, 1996)      Three Months Ended April 30,
                                                       through            ----------------------------
                                                    April 30, 2004           2004             2003
                                                   ----------------       ------------    ------------

Cash Flows from Operating Activities

Net Loss for the Period                              $   (31,075)         $    (3,900)     $    (935)

Non-Cash Adjustments:
  Expenses Paid by Stockholders                           23,850                 --              750

Changes in Assets and Liabilities:
  Accrued Expenses                                         7,225                3,900            185

Net Cash Flows from Operating Activities                    --                   --              --

Net Cash Flows from Investing Activities                    --                   --              --

Net Cash Flows from Financing Activities                    --                   --              --

Net Change in Cash and Cash Equivalents                     --                   --              --

Cash and Cash Equivalents - Beginning of Period             --                   --              --

Cash and Cash Equivalents - End of Period            $      --            $      --       $      --
                                                     ------------------------------------------------
NON-CASH INVESTING AND FINANCING ACTIVITIES

Expenses Paid by Stockholders in
  Exchange for Common and Preferred Stock            $   1,795            $      --       $      --

Expenses Paid by Stockholders                        $  22,055            $      --       $     750
                                                     ================================================



The accompanying notes are an integral part of these financial statements.

DEMCO INDUSTRIES, INC.
(A DEVELOPMENT STAGE COMPANY)
(A FLORIDA CORPORATION)
Plantation, Florida


NOTES TO FINANCIAL STATEMENTS
- ---------------------------------------------------------------------------

Note A - Basis of Presentation

      The condensed financial statements of Demco Industries, Inc. (the "Company") included herein have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission (the "SEC"). Certain information and footnote disclosures normally included in financial statements prepared in conjunction with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations, although the Company believes that the disclosures are adequate to make the information presented not misleading. These condensed financial statements should be read in conjunction with the annual audited financial statements and the notes thereto included in the Company's registration statement on Form 10-SB, and other reports filed with the SEC.

      The accompanying unaudited interim financial statements reflect all adjustments of a normal and recurring nature which are, in the opinion of management, necessary to present fairly the financial position, results of operations, and cash flows of the Company for the interim periods presented. The results of operations for these periods are not necessarily comparable to, or indicative of, results of any other interim period or for the fiscal year taken as a whole. Factors that affect the comparability of financial data from year to year and for comparable interim periods include non-recurring expenses associated with the Company's registration with the SEC, costs incurred to raise capital, and stock awards.

Note B - Subsequent Events

      Name and Business Intent
      ------------------------
      The  Articles  of Incorporation were amended on  August  5,
      2004  in order to change the name of the Company to  BioKey
      Identification Inc.

      In connection with the change in the Company's name on August 5, 2004, the Company has abandoned the intent to conduct business in the demolition industry and presently intends to develop and disseminate proprietary software for document security.

      Preferred Stock
      ---------------
      In August 2004, the 12,950,000 previously issued preferred shares were cancelled.

      Employee Stock Option Plan
      --------------------------
      In August 2004 the Company established a Stock Option Plan, under which 100,000 shares of common stock are reserved for issuance to officers, key employees, consultants, advisors and directors of the Company or any of its subsidiaries or affiliates at the discretion of the Board of Directors. The option price per share and vesting time is to be determined by the Board of Directors when the option is granted. Any outstanding options at that time will remain outstanding until they have been exercised or terminated.

                                                    - continued -

DEMCO INDUSTRIES, INC.
(A DEVELOPMENT STAGE COMPANY)
(A FLORIDA CORPORATION)
Plantation, Florida


NOTES TO FINANCIAL STATEMENTS
----------------------------------------------------------------------------

Note B -  Subsequent Events - continued

      Technology Acquisition
      ----------------------
      On August 10, 2004 the Company obtained software and hardware ("Technology") from 008bksign Inc. that performs pre-processing variable security design to data in such a way that the data are defined in vector format, which allows for more efficient and enhanced printing. The Technology, valued at $3,650,000, was obtained by issuing 15,000,000 shares of non-participating, performance, voting preferred stock which can be converted to common stock. The value of the Technology is an approximate cost associated with the Company's development of the Technology based on management estimates.

      Licenses
      --------
      On August 11, 2004, the Company entered into a license agreement with Secugraphics, Inc. The term of the agreement is for a period of 5 years and allows the licensee the right to use and disseminate the Company's "Security Document Issuing System" technology (SDIS) and develop market applications for the Technology. In consideration of granting the license, the Company will receive a one-time fixed royalty of $15,000,000. In addition, the Company will receive variable royalties of 5% of all revenue arising from the licensee's application of the Technology. The royalty fees will be received as follows:

         Fixed Royalty Fees:

         *  A minimum of $5,000,000 due in 2005 with $2,000,000 due each year thereafter.

         Variable Royalty Fees:

         * A minimum of $25,000 due in 2005 with a minimum of $100,000 due each year thereafter.

      As a condition of the agreement, the Company has agreed to continue to invest in research and development of its Technology and to make available those innovations to Secugraphics, Inc.

      On August 11, 2004, the Company entered into a license agreement with Varigraphics, Inc. The term of the agreement is for a period of 5 years and allows the licensee the right to use and disseminate the Company's "Security Document Issuing System" technology (SDIS) and to process the Technology to integrate complex images into variably printed materials. In consideration of granting the license, the Company will receive a one-time fixed royalty of $10,000,000. In addition, the Company will receive variable royalties of 5% of all revenue arising from the licensee's application of the Technology. The royalty fees will be received as follows:

         Fixed Royalty Fees:

         *  A minimum of $5,000,000 due in 2005 with $1,250,000
            due each year thereafter.

         Variable Royalty Fees:

         * A minimum of $20,000 due in 2005 with a minimum of $50,000 due each year thereafter.

                          BIOKEY ID INC.

                    (A FLORIDA CORPORATION)


                        FINANCIAL REPORTS

                               AT

                        JANUARY 31, 2004

BIOKEY IDENTIFICATION INC.
(FORMERLY DEMCO INDUSTRIES, INC.)
(A DEVELOPMENT STAGE COMPANY)
(A FLORIDA CORPORATION)
Plantation, Florida


TABLE OF CONTENTS
---------------------------------------------------------------------------


    Report of Independent Registered Public Accounting Firm . . . . .  F-13
    Balance Sheet at July 31, 2004 (Unaudited)
    and January 31, 2004. . . . . . . . . . . . . . . . . . . . . . .  F-14

    Statements of Changes in Stockholders' Deficit for
    the Six Months Ended July 31, 2004 and 2003 and for the
    Period from Date of Inception (March 29, 1996) through
    July 31, 2004 (Unaudited) . . . . . . . . . . . . . . . . . . . .  F-15

    Statements of Operations for the Three and Six Months
    Ended July 31, 2004 and 2003 and for the Period from
    Date of Inception (March 29, 1996) through
    July 31, 2004 (Unaudited) . . . . . . . . . . . . . . . . . . . .  F-16

    Statements of Cash Flows for the Six Months Ended
    July 31, 2004 and 2003 and for the Period from
    Date of Inception (March 29, 1996) through
    July 31, 2004 (Unaudited) . . . . . . . . . . . . . . . . . . . .  F-17

Notes to Financial Statements . . . . . . . . . . . . . . . . . . . .  F-18

                     DEMCO INDUSTRIES, INC.
                 (A DEVELOPMENT STAGE COMPANY)
                    (A FLORIDA CORPORATION)
                      Plantation, Florida

  REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Board of Directors
  and Stockholders
Demco Industries, Inc.
(A Development Stage Company)
(A Florida Corporation)
Plantation, Florida


	We have audited the accompanying balance sheets of Demco Industries, Inc. as of January 31, 2004 and 2003, and the related statements of operations, changes in stockholders' deficit, and cash flows for the years then ended and for the period from date of inception (March 29, 1996) through January 31, 2004. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

	We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements.
We believe that our audits provide a reasonable basis for our opinion.

	In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Demco Industries, Inc. as of January 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended and for the period from date of inception (March 29, 1996) through January 31, 2004, in conformity with accounting principles generally accepted in the United States of America.


/s/ Rotenberg & Co., LLP
Rotenberg & Co., LLP
Rochester, New York
 March 8, 2005

DEMCO INDUSTRIES, INC.
(A DEVELOPMENT STAGE COMPANY)
(A FLORIDA CORPORATION)
Plantation, Florida



BALANCE SHEETS
==========================================================================


January 31,                                                       2004            2003
                                                               -----------        ----
ASSETS


Cash and Cash Equivalents                                       $      --       $      --

Total Assets                                                    $      --       $      --

LIABILITIES AND STOCKHOLDERS' DEFICIT

Liabilities
Accrued Expenses                                                $   3,325       $     740

Total Liabilities                                                   3,325             740

Stockholders' Deficit
Common Stock:     $.0001 Par; 50,000,000 Shares Authorized;
                  5,000,000 Issued and Outstanding                    500             500
Preferred Stock:  $.0001 Par; 50,000,000 Shares Authorized;
                  12,950,000 Issued and Outstanding                 1,295           1,295
Additional Paid-In Capital                                         22,055          19,805
Deficit Accumulated During Development Stage                      (27,175)        (22,340)

Total Stockholders' Deficit                                        (3,325)           (740)

Total Liabilities and Stockholders' Deficit                     $      --       $      --



The accompanying notes are an integral part of these financial statements.

DEMCO INDUSTRIES, INC.
(A DEVELOPMENT STAGE COMPANY)
(A FLORIDA CORPORATION)
Plantation, Florida



STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT
===============================================================================================================================

                                                                                                  Deficit
                                        Common Stock          Preferred Stock                   Accumulated
                                       (Par $0.0001)          (Par $0.0001)       Additional       During
                                     Number                Number                  Paid-In      Development     Stockholders'
                                   of Shares     Value    of Shares      Value     Capital         Stage       Equity (Deficit)
                                   --------------------------------------------------------------------------------------------

Balance - March 29, 1996                  --    $   --            --   $    --    $     --      $       --      $      --

Shares Issued in Exchange for
  Expenses Paid by Stockholders    5,000,000       500    12,950,000     1,295           --             --          1,795

Expenses Paid by Stockholder              --        --            --        --       16,805             --         16,805

Net Loss for the Period                   --        --            --        --           --        (18,600)       (18,600)
                                   --------------------------------------------------------------------------------------------

Balance - January 31, 2002         5,000,000       500    12,950,000     1,295       16,805        (18,600)            --

Expenses Paid by Stockholder              --        --            --        --        3,000             --          3,000

Net Loss for the Period                   --        --            --        --           --         (3,740)        (3,740)
                                   --------------------------------------------------------------------------------------------

Balance - January 31, 2003         5,000,000       500    12,950,000     1,295       19,805        (22,340)          (740)

Expenses Paid by Stockholder              --        --            --        --        2,250             --          2,250

Net Loss for the Period                   --        --            --        --           --         (4,835)        (4,835)
                                   --------------------------------------------------------------------------------------------

Balance - January 31, 2004         5,000,000    $  500    12,950,000   $ 1,295    $  22,055     $  (27,175)     $  (3,325)
                                   ============================================================================================



The accompanying notes are an integral part of these financial statements.

DEMCO INDUSTRIES, INC.
(A DEVELOPMENT STAGE COMPANY)
(A FLORIDA CORPORATION)
Plantation, Florida



STATEMENTS OF OPERATIONS
===================================================================================================

                                                Period from
                                                Date of Inception
                                                (March 29, 1996)          Years Ended January 31,
                                                through                ----------------------------
                                                January 31, 2004         2004            2003
                                                ----------------       ------------    ------------

Revenues                                        $         --           $         --    $         --

Expenses
Legal and Professional                                13,925                  1,685             740
Transfer Agent                                        13,250                  3,150           3,000

Total Expenses                                        27,175                  4,835           3,740

Net Loss for the Period                         $    (27,175)          $     (4,835)   $     (3,740)
                                                ----------------------------------------------------
Weighted Average Number of Common Shares           5,000,000              5,000,000       5,000,000

Net Loss per Common Share - Basic and Diluted   $      (0.01)          $      (0.00)   $      (0.00)

                                                ===================================================



The accompanying notes are an integral part of these financial statements.

DEMCO INDUSTRIES, INC.
(A DEVELOPMENT STAGE COMPANY)
(A FLORIDA CORPORATION)
Plantation, Florida



STATEMENTS OF CASH FLOWS
=====================================================================================================

                                                     Period from
                                                     Date of Inception
                                                     (March 29, 1996)         Years Ended January 31,
                                                     through              ---------------------------
                                                     January 31, 2004        2004            2003
                                                     ------------------------------------------------

Cash Flows from Operating Activities

Net Loss for the Period                              $ (27,175)           $  (4,835)      $  (3,740)

Non-Cash Adjustments:
Expenses Paid by Stockholders                           23,850                2,250           3,000

Changes in Assets and Liabilities:
Accrued Expenses                                         3,325                2,585             740

Net Cash Flows from Operating Activities                    --                   --              --

Net Cash Flows from Investing Activities                    --                   --              --

Net Cash Flows from Financing Activities                    --                   --              --

Net Change in Cash and Cash Equivalents                     --                   --              --

Cash and Cash Equivalents - Beginning of Period             --                   --              --

Cash and Cash Equivalents - End of Period            $      --            $      --       $      --
                                                     ------------------------------------------------
NON-CASH INVESTING AND FINANCING ACTIVITIES

Expenses Paid by Stockholders in
  Exchange for Common and Preferred Stock            $   1,795            $      --       $      --
Expenses Paid by Stockholders                        $  22,055            $   2,250       $   3,000
                                                     ================================================



The accompanying notes are an integral part of these financial statements.

DEMCO INDUSTRIES, INC.
(A DEVELOPMENT STAGE COMPANY)
(A FLORIDA CORPORATION)
Plantation, Florida


NOTES TO FINANCIAL STATEMENTS
----------------------------------------------------------------------------

Note A - The Company

         The company was incorporated under the laws of the State of Florida on March 29, 1996 as Power Market Inc. The company was formed for the purpose of manufacturing and marketing a patented infinite ration bicycle gear. On September 18, 2001, the Articles of Incorporation were amended to change the name of the company to Demco Industries, Inc.

         Scope of Business

         At the present time the company is in the development stage and has not sold any products or services. The company's future success is dependent upon its ability to raise sufficient capital in order to continue to develop its market for its services. There is no guarantee that such capital will be available on acceptable terms, if at all. The company intends to conduct business in the demolition industry.

Note B - Summary of Significant Accounting Policies

         Method of Accounting
         The company maintains its books and prepares its financial statements on the accrual basis of accounting.

         Development Stage

         The company has operated as a development stage enterprise since its inception by devoting substantially all of its efforts to financial planning, raising capital, research and development, and developing markets for its services. The company prepares its financial statements in accordance with the requirements of Statement of Financial Accounting Standards No. 7, "Accounting and Reporting by Development Stage Enterprises."

         Loss Per Common Share

         Loss per common share is computed in accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share," by dividing income (loss) available to common stockholders by weighted average number of common shares outstanding for each period.

         Use of Estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results can differ from those estimates.

                                                             - continued -

DEMCO INDUSTRIES, INC.
(A DEVELOPMENT STAGE COMPANY)
(A FLORIDA CORPORATION)
Plantation, Florida


NOTES TO FINANCIAL STATEMENTS
----------------------------------------------------------------------------

Note B - Summary of Significant Accounting Policies - continued

         Organizational Costs

         Organizational costs represent management, consulting, legal, accounting, and filing fees incurred to date in the formation of the company. Organizational costs are expensed as incurred in accordance with Statement of Position 98-5, "Reporting on the Costs of Start-up Activities."

         Income Taxes

         The company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," using the asset and liability approach, which requires recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of such assets and liabilities. This method utilizes enacted statutory tax rates in effect for the year in which the temporary differences are expected to reverse and gives immediate effect to changes in the income tax rates upon enactment. Deferred tax assets are recognized, net of any valuation allowance, for temporary differences and net operating loss and tax credit carryforwards. Deferred income tax expense represents the change in net deferred assets and liability balances. The company had no material deferred tax assets or liabilities for the periods presented. Deferred tax assets arising from the net operating losses incurred during the development stage have been fully reserved against due to the uncertainty to when or whether the tax benefit will be realized.

Note C - Stockholders' Equity

         Common Stock

         The company's Securities are not registered under the Securities Act of 1933, and therefore, no offering may be made which would constitute a "Public Offering" within the meaning of the united States Securities Act of 1933, unless the shares are registered pursuant to an effective registration statement under the Act.

         The stockholders may not sell, transfer, pledge or otherwise dispose of the common shares of the company in the absence of either an effective registration statement covering said shares under the 1933 Act and relevant state securities laws, or an opinion of counsel that registration is not required under the Act or under the securities laws of any such state.

         Preferred Stock

         The company has 12,950,000 issued and outstanding shares of preferred stock at a par value of $.0001 per share. The shares carry voting rights, are non-participating, and can be converted into common stock.

DEMCO INDUSTRIES, INC.
(A DEVELOPMENT STAGE COMPANY)
(A FLORIDA CORPORATION)
Plantation, Florida


NOTES TO FINANCIAL STATEMENTS
----------------------------------------------------------------------------

Note D - Subsequent Events

         Name and Business Intent

         The Articles of Incorporation were amended on August 5, 2004 in order to change the name of the Company to BioKey Identification Inc.

         In connection with the change in the Company's name on August 5, 2004, the Company has abandoned the intent to conduct business in the demolition industry and presently intends to develop and disseminate proprietary software for document security.

         Preferred Stock

         In August 2004, the 12,950,000 previously issued preferred shares were cancelled.

         Employee Stock Option Plan

         In August 2004, the Company established a Stock Option Plan, under which 100,000 shares of common stock are reserved for issuance to officers, key employees, consultants, advisors and directors of the Company or any of its subsidiaries or affiliates at the discretion of the Board of Directors. The option price per share and vesting time is to be determined by the Board of Directors when the option is granted. Any outstanding options at that time will remain outstanding until they have been exercised or terminated.

         Technology Acquisition

         On August 10, 2004 the Company obtained software and hardware ("Technology") from 008bksign Inc. that performs pre-processing variable security design to data in such a way that the data are defined in vector format, which allows for more efficient and enhanced printing. The Technology, valued at $3,650,000, was obtained by issuing 15,000,000 shares of non-participating, performance, voting preferred stock which can be converted to common stock. The value of the Technology is an approximate cost associated with the Company's development of the Technology based on management estimates.

         Licenses

         On August 11, 2004, the Company entered into a license agreement with Secugraphics, Inc. The term of the agreement is for a period of 5 years and allows the licensee the right to use and disseminate the Company's "Security Document Issuing System" technology (SDIS) and develop market applications for the Technology. In consideration of granting the license, the Company will receive a one-time fixed royalty of $15,000,000.
         In addition, the Company will receive variable royalties of 5% of all revenue arising from the licensee's application of the Technology. The royalty fees will be received as follows:

           Fixed Royalty Fees:

           *  A minimum of $5,000,000 due in 2005 with $2,000,000 due each year thereafter.

           Variable Royalty Fees:

           * A minimum of $25,000 due in 2005 with a minimum of $100,000 due each year thereafter.

DEMCO INDUSTRIES, INC.
(A DEVELOPMENT STAGE COMPANY)
(A FLORIDA CORPORATION)
Plantation, Florida


NOTES TO FINANCIAL STATEMENTS
----------------------------------------------------------------------------

Note D - Subsequent Events - continued

         Licenses - continued

         As a condition of the agreement, the Company has agreed to continue to invest in research and development of its Technology and to make available those innovations to Secugraphics, Inc.

         On August 11, 2004, the Company entered into a license agreement with Varigraphics, Inc. The term of the agreement is for a period of 5 years and allows the licensee the right to use and disseminate the Company's "Security Document Issuing System" technology (SDIS) and to process the Technology to integrate
         complex images into variably printed materials.   In
         consideration of granting the license, the Company will receive a one-time fixed royalty of $10,000,000. In addition, the Company will receive variable royalties of 5% of all revenue arising from the licensee's application of the Technology. The royalty fees will be received as follows:

         Fixed Royalty Fees:

         *   A minimum of $5,000,000 due in 2005 with $1,250,000 due
             each year thereafter.

         Variable Royalty Fees:

         * A minimum of $20,000 due in 2005 with a minimum of $50,000 due each year thereafter.

                          BIOKEY ID INC.

                    (A FLORIDA CORPORATION)


                        FINANCIAL REPORTS

                               AT

                        NOVEMBER 30, 2004

                          BIOKEY IDENTIFICATION INC.
                      (FORMERLY DEMCO INDUSTRIES, INC.)
                       (A DEVELOPMENT STAGE COMPANY)
                          (A FLORIDA CORPORATION)
                            Plantation, Florida
                    ------------------------------------
                            FINANCIAL REPORTS
                                   AT
                            NOVEMBER 30, 2004
                    ------------------------------------

BIOKEY IDENTIFICATION INC.
(FORMERLY DEMCO INDUSTRIES, INC.)
(A DEVELOPMENT STAGE COMPANY)
(A FLORIDA CORPORATION)
Plantation, Florida


TABLE OF CONTENTS
---------------------------------------------------------------------------


Report of Independent Registered Accounting Firm                    F-22

Balance Sheets at November 30, 2004 and January 31, 2004            F-23

Statements of Changes in Stockholders' Equity (Deficit) for
the Ten Months Ended November 30, 2004 and  for the Years
Ended January 31, 2004 and 2003, and for the Period from
Date of Inception (March 29, 1996) through November 30, 2004        F-24

Statements of Operations for the Ten Months Ended November 30,
2004 and for the Years Ended January 31, 2004 and 2003, and
for the Period from Date of Inception (March 29, 1996) through
November 30, 2004                                                   F-25

Statements of Cash Flows for the Ten Months Ended November 30,
2004 and for the Years Ended January 31, 2004 and 2003, and for
the Period from Date of Inception (March 29, 1996) through
November 30, 2004                                                   F-26

Notes to Financial Statements                                   F-27 - F-30

          REPORT OF INDEPENDENT REGISTERED ACCOUNTING FIRM



To the Board of Directors
  and Stockholders
BioKey Identification Inc.
(Formerly Demco Industries, Inc.)
Plantation, Florida


      We  have audited the accompanying balance sheets of BioKey
Identification   Inc.  (Formerly  Demco  Industries,   Inc.)  (A
Development Stage Company) (A Florida Corporation) as of November 30, 2004 and January 31, 2004 and the related statements of operations, changes in stockholders' equity (deficit), and cash flows for the Ten months ended November 30, 2004, for the years ended January 31, 2004 and 2003, and for the period from date of inception (March 29, 1996) to November 30, 2004. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BioKey Identification Inc. (Formerly Demco Industries, Inc.) (A Development Stage Company) (A Florida Corporation) as of November 30, 2004 and January 31, 2004 and the results of its operations and its cash flows for the Ten months ended November 30, 2004, for the years ended January 31, 2004 and 2003, and for the period from date of inception (March 29, 1996) to November 30, 2004, in conformity with accounting principles generally accepted in the United States of America.



/s/ Rotenberg & Co., llp

Rotenberg & Co., llp
Rochester, New York
  December 15, 2004

BIOKEY IDENTIFICATION INC.
(FORMERLY DEMCO INDUSTRIES INC.)
(A DEVELOPMENT STAGE COMPANY)
(A FLORIDA CORPORATION)
Plantation, Florida


BALANCE SHEETS
--------------------------------------------------------------------------------------
                                                           November 30,   January 31,
                                                              2004           2004
--------------------------------------------------------------------------------------

ASSETS

Cash and Cash Equivalents                                  $         -    $         -

Software Development Technology                              3,650,000              -
--------------------------------------------------------------------------------------

Total Assets                                               $ 3,650,000    $         -
--------------------------------------------------------------------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Liabilities
Accrued Expenses                                           $    16,325    $     3,325
--------------------------------------------------------------------------------------

Total Liabilities                                               16,325          3,325
--------------------------------------------------------------------------------------

Stockholders' Equity (Deficit)
Common Stock:   $.0001 Par; 50,000,000 Shares
                Authorized, 5,000,000 Issued and
                Outstanding                                        500            500
Preferred Stock: $.0001 Par; 50,000,000 Shares
                 Authorized, 15,000,000 and
                 12,950,000 Issued and
                 Outstanding respectively                        1,500          1,295
Additional Paid-In Capital                                   3,671,850         22,055
Deficit Accumulated During Development Stage                   (40,175)       (27,175)
--------------------------------------------------------------------------------------

Total Stockholders' Equity (Deficit)                         3,633,675         (3,325)
--------------------------------------------------------------------------------------

Total Liabilities and Stockholders' Equity (Deficit)       $ 3,650,000    $         -
--------------------------------------------------------------------------------------



The accompanying notes are an integral part of these financial statements.

BIOKEY IDENTIFICATION INC.
(FORMERLY DEMCO INDUSTRIES INC.)
(A DEVELOPMENT STAGE COMPANY)
(A FLORIDA CORPORATION)
Plantation, Florida


STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
----------------------------------------------------------------------------------------------------------------------------------

                                                                                                     Deficit
                             Common Stock (Par $0.0001) Preferred Stock (Par $0.0001)              Accumulated
                             -------------------------- ----------------------------- Additional     During
                                  Number                  Number                       Paid-In     Development      Stockholders'
                                 of Shares    Value     of Shares     Value            Capital       Stage        Equity (Deficit)
----------------------------------------------------------------------------------------------------------------------------------

Balance - March 29, 1996                 -   $    -             -    $     -          $      -     $         -       $         -

Shares Issued in Exchange for
  Expenses Paid by Stockholders  5,000,000      500    12,950,000      1,295                 -               -             1,795

Expenses Paid by Stockholder             -        -             -          -            16,805               -            16,805

Net Loss for the Period                  -        -             -          -                 -         (18,600)          (18,600)
----------------------------------------------------------------------------------------------------------------------------------

Balance - January 31, 2002       5,000,000      500    12,950,000      1,295            16,805         (18,600)                -

Expenses Paid by Stockholder             -        -             -          -             3,000               -             3,000

Net Loss for the Period                  -        -             -          -                 -          (3,740)           (3,740)
----------------------------------------------------------------------------------------------------------------------------------

Balance - January 31, 2003       5,000,000      500    12,950,000      1,295            19,805         (22,340)             (740)

Expenses Paid by Stockholder             -        -             -          -             2,250               -             2,250

Net Loss for the Period                  -        -             -          -                 -          (4,835)           (4,835)
----------------------------------------------------------------------------------------------------------------------------------

Balance - January 31, 2004       5,000,000      500    12,950,000      1,295            22,055         (27,175)           (3,325)

Shares Cancelled                         -        -   (12,950,000)    (1,295)            1,295               -                 -

Shares Issued in Exchange for
  Licensed Technology                    -        -    15,000,000      1,500         3,648,500               -         3,650,000

Net Loss for the Period                  -        -             -          -                 -         (13,000)          (13,000)
----------------------------------------------------------------------------------------------------------------------------------

Balance -November 30, 2004       5,000,000   $  500    15,000,000    $ 1,500        $3,671,850     $   (40,175)      $ 3,633,675
----------------------------------------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of these financial statements.

BIOKEY IDENTIFICATION INC.
(FORMERLY DEMCO INDUSTRIES INC.)
(A DEVELOPMENT STAGE COMPANY)
(A FLORIDA CORPORATION)
Plantation, Florida


STATEMENTS OF OPERATIONS
-----------------------------------------------------------------------------------------

                             Period from
                          Date of Inception
                          (March 29, 1996)       Ten Months       Years Ended January 31,
                               through             Ended          -----------------------
                          November 30, 2004   November 30, 2004      2004        2003

-----------------------------------------------------------------------------------------

Revenues                      $         -       $         -       $      -     $      -
-----------------------------------------------------------------------------------------

Expenses
Legal and Professional             23,925             10,000         1,685          740
Transfer Agent                     16,250              3,000         3,150        3,000
-----------------------------------------------------------------------------------------

Total Expenses                     40,175             13,000         4,835        3,740
-----------------------------------------------------------------------------------------

Net Loss for the Period       $   (40,175)      $    (13,000)     $ (4,835)    $ (3,740)
-----------------------------------------------------------------------------------------

Weighted Average Number of
  Common Shares Outstanding
  - Basic and Diluted           5,000,000          5,000,000     5,000,000    5,000,000

Net Loss per Share - Basic
  and Diluted                 $     (
  0.01)      $      (0.01)     $  (0.01)    $  (0.01)
-----------------------------------------------------------------------------------------

The accompanying notes are an integral part of these financial statements.

BIOKEY IDENTIFICATION INC.
(FORMERLY DEMCO INDUSTRIES INC.)
(A DEVELOPMENT STAGE COMPANY)
(A FLORIDA CORPORATION)
Plantation, Florida



STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------------------------
                                        Period from
                                     Date of Inception
                                      (March 29, 1996)     Ten Months      Years Ended January 31,
                                         through             Ended         -----------------------
                                     November 30, 2004  November 30, 2004      2004       2003
--------------------------------------------------------------------------------------------------

Cash Flows from Operating Activities

Net Loss for the Period                $     (40,175)   $     (13,000)     $  (4,835)   $  (3,740)

Non-Cash Adjustments:
Organizational Costs                          23,850                -          1,510        3,000

Changes in Assets and Liabilities:

Accrued Expenses                              16,325           13,000          3,325          740
--------------------------------------------------------------------------------------------------

Net Cash Flows
  from Operating Activities                        -                -              -            -

Net Cash Flows
  from Investing Activities                        -                -              -            -

Net Cash Flows
  from Financing Activities                        -                -              -            -
--------------------------------------------------------------------------------------------------

Net Change in
  Cash and Cash Equivalents                        -                -              -            -

Cash and Cash Equivalents
  - Beginning of Period                            -                -              -            -
--------------------------------------------------------------------------------------------------

Cash and Cash Equivalents
  - End of Period                      $           -    $           -      $       -    $       -
--------------------------------------------------------------------------------------------------

NON-CASH INVESTING AND FINANCING ACTIVITIES
--------------------------------------------------------------------------------------------------

Acquistion of software development
   technology via issuance of
   preferred stock.                       (3,650,000)      (3,650,000)             -            -

Organizational Costs
  Paid by Stockholders                 $      23,850    $           -      $   1,510    $   3,000
--------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of these financial statements.

BIOKEY IDENTIFICATION INC.
(FORMERLY DEMCO INDUSTRIES, INC.)
(A DEVELOPMENT STAGE COMPANY)
(A FLORIDA CORPORATION)
Plantation, Florida


NOTES TO FINANCIAL STATEMENTS
----------------------------------------------------------------------

Note A - The Company

      The company was incorporated under the laws of the State of Florida on March 29, 1996 as Power Market Inc. The company was formed for the purpose of manufacturing and marketing a patented infinite ration bicycle gear. On
      September 18, 2001, the Articles of Incorporation were amended to change the name of the company to Demco Industries Inc. The Articles of Incorporation were again amended on August 5, 2004 in order to change the name of the Company to BioKey Identification Inc.

      Scope of Business
      At the present time the company is in the development stage and has not sold any products or services. The company intends to develop and disseminate proprietary software for document security.

      The company's future success is dependent upon its ability to raise sufficient capital in order to continue to develop its market for its services. There is no guarantee that such capital will be available on acceptable terms, if at all.

Note B - Summary of Significant Accounting Policies

      Method of Accounting
      --------------------
      The company maintains its books and prepares its financial statements on the accrual basis of accounting.

      Development Stage
      -----------------
      The company has operated as a development stage enterprise since its inception by devoting substantially all of its efforts to financial planning, raising capital, research and development, and developing markets for its services. The company prepares its financial statements in accordance with the requirements of Statement of Financial Accounting Standards No. 7, "Accounting and Reporting by Development Stage Enterprises."

      Loss Per Common Share
      ---------------------
      Loss  per  common  share  is computed  in  accordance  with
      Statement of Financial Accounting Standards No. 128, "Earnings Per Share," by dividing income (loss) available to common stockholders by weighted average number of common shares outstanding for each period.

      Use of Estimates
      ----------------
      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results can differ from those estimates.

                                                    - continued -

BIOKEY IDENTIFICATION INC.
(FORMERLY DEMCO INDUSTRIES, INC.)
(A DEVELOPMENT STAGE COMPANY)
(A FLORIDA CORPORATION)
Plantation, Florida


NOTES TO FINANCIAL STATEMENTS
----------------------------------------------------------------------

Note B  - Summary of Significant Accounting Policies - continued

      Organizational Costs
      --------------------
      Organizational costs represent management, consulting, legal, accounting, and filing fees incurred to date in the formation of the company. Organizational costs are expensed as incurred in accordance with Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities."

      Income Taxes
      ------------
      The company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," using the asset and liability approach, which requires recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of such assets and liabilities. This method utilizes enacted statutory tax rates in effect for the year in which the temporary differences are expected to reverse and gives immediate effect to changes in the income tax rates upon enactment. Deferred tax assets are recognized, net of any valuation allowance, for temporary differences and net operating loss and tax credit carryforwards. Deferred income tax expense represents the change in net deferred assets and liability balances. The company had no material deferred tax assets or liabilities for the periods presented. Deferred tax assets arising from the net operating losses incurred during the development stage have been fully reserved against due to the uncertainty to when or whether the tax benefit will be realized.

Note C - Stockholders' Equity

      Common Stock
      ------------
      The company's Securities are not registered under the Securities Act of 1933 and, therefore, no offering may be made which would constitute a "Public Offering" within the meaning of the United States Securities Act of 1933, unless the shares are registered pursuant to an effective registration statement under the Act.

      The   stockholders  may  not  sell,  transfer,  pledge   or
      otherwise dispose of the common shares of the company in the absence of either an effective registration statement covering said shares under the 1933 Act and relevant state securities laws, or an opinion of counsel that registration is not required under the Act or under the securities laws of any such state.

      Preferred Stock
      The company has 15,000,000 issued and outstanding shares of preferred stock at a par value of $.0001 per share. The shares carry voting rights, are non-participating, and can be converted into common stock. The preferred stock is convertible into common stock upon the achievement of specific market prices of the common stock.

BIOKEY IDENTIFICATION INC.
(FORMERLY DEMCO INDUSTRIES, INC.)
(A DEVELOPMENT STAGE COMPANY)
(A FLORIDA CORPORATION)
Plantation, Florida


NOTES TO FINANCIAL STATEMENTS
----------------------------------------------------------------------

Note D - Employee Stock Option Plan
      The Company has a Stock Option Plan, under which 100,000 shares of common stock are reserved for issuance to officers, key employees, consultants, advisors and directors of the Company or any of its subsidiaries or affiliates at the discretion of the Board of Directors. The option price per share and vesting time is to be determined by the Board of Directors when the option is granted. Any outstanding options at that time will remain outstanding until they have been exercised or terminated. As of November 30, 2004, there were no outstanding options.

Note E - Technology Acquisition
      On August 10, 2004 the Company obtained software and hardware ("Technology) from 008bksign Inc. that performs pre-processing variable security design to data in such a way that the data are defined in vector format, which allows for more efficient and enhanced printing. The technology valued at $3,650,000 was obtained by issuing 15,000,000 share of non-participating, performance, voting preferred stock which can be converted to common stock. The value of the technology is an approximate cost associated with the Company's development of the technology based on management estimates.

Note F - Licenses
      On August 11, 2004, the Company entered into a license agreement with Secugraphics, Inc. The term of the agreement is for a period of 5 years and allows the licensee the right to use and disseminate the Company's "Security Document Issuing System" technology (SDIS) and develop market applications for the technology. In consideration of granting the license, the Company will receive a one-time fixed royalty of $15,000,000. In addition, the Company will receive variable royalties of 5% of all revenue arising from the licensee's application of the technology. The royalty fees will be received as follows:

       Fixed Royalty Fees:

       * A minimum of 5,000,000 due in 2005 with 2,000,000 due each year thereafter.

       Variable Royalty Fees:

       * A minimum of 25,000 due in 2005 with a minimum of 100,000 each year thereafter.

      As a condition of the agreement, Biokey has agreed to continue to invest in research and development of its technology and to make available those innovations to Secugraphics, Inc.

BIOKEY IDENTIFICATION INC.
(FORMERLY DEMCO INDUSTRIES, INC.)
(A DEVELOPMENT STAGE COMPANY)
(A FLORIDA CORPORATION)
Plantation, Florida


NOTES TO FINANCIAL STATEMENTS
----------------------------------------------------------------------

Note F - Licenses - continued

      On August 11, 2004, the Company entered into a license agreement with Varigraphics, Inc. The term of the agreement is for a period of 5 years and allows the licensee the right to use and disseminate the Company's "Security Document Issuing System" technology (SDIS) and to process the technology to integrate complex images into variably printed materials. In consideration of granting the license, the Company will receive a one-time fixed royalty of $10,000,000. In addition, the Company will receive variable royalties of 5% of all revenue arising from the licensee's application of the technology. The royalty fees will be received as follows:

       Fixed Royalty Fees:
       ------------------

       * A minimum of 5,000,000 due in 2005 with 1,250,000 due each year thereafter.

       Variable Royalty Fees:
       ---------------------

       * A minimum of 20,000 due in 2005 with a minimum of 50,000 each year thereafter.

      As a condition of the agreement, Biokey has agreed to continue to invest in research and development of its technology and to make available those innovations to Varigraphics, Inc.

                               PART III

ITEM 1.  INDEX OF EXHIBITS

Exhibit Number Exhibit Description

Ex. 3.1        Articles of Incorporation dated March 29, 1996
Ex. 3.2        Articles of Amendment dated September 17, 2001
Ex. 3.3        Articles of Amendment dated August 5, 2004
Ex. 3.4        By-laws adopted August 9, 2004
Ex. 4.1        Consent of Auditors provided by Rotenberg & Co. llp
Ex. 10.1       Stock Option Plan adopted August 10, 2004


                                 SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of the filing of Form 10-SB and authorized this registration statement to be signed on its behalf by the undersigned:

          BioKey ID, Inc.

          /s/Dr. Abraham Adizes
          ----------------------------------
          By:  Dr. Abraham Adizes
          Date: April 12, 2005

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

We, the undersigned officers and directors of BioKey ID, Inc. hereby severally constitute and appoint our true and lawful attorney-in-fact and agent with full power of substitution for us and in our stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and all documents relating thereto, and to file the same, with all exhibits thereto and other documents in connection therewith with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent with full power and authority to do and perform each and every act and thing necessary or advisable to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.


NAME                   POSITION                            DATE

/s/Dr. Abraham Adizes  Chief Executive Officer, Director,  April 12, 2005
                         Secretary, Treasurer